Exhibit 99.3
PURCHASE AGREEMENT
     This Purchase Agreement (this “Agreement”) is made and entered into as of the 21st day of February, 2008, by and between Barrick Gold Finance, Inc., a Delaware corporation (“Purchaser”), and Kennecott Explorations (Australia) Ltd., a Delaware corporation (“Seller”).
RECITALS:
     A. Seller and Barrick Cortez, Inc., a Delaware corporation (“BCI”), are parties to that certain Amended and Restated Mining Venture Agreement dated as of October 29, 1999, and effective as of January 1, 1998, by and among Placer Cortez Inc. (“PCI”), Placer Dome U.S. Inc. (“PDUS”) and Seller, as thereafter amended (hereinafter referred to as the “Joint Venture Agreement”), which Joint Venture Agreement governs the joint ownership of and conduct of operations on the property encompassed by the Area of Interest (as such term is defined in the Joint Venture Agreement). BCI has succeeded to PCI’s sixty percent (60%) Participating Interest (as such term is defined in the Joint Venture Agreement) and a corresponding undivided sixty percent (60%) interest, as a tenant-in-common, in the Assets (as such term is defined in the Joint Venture Agreement) owned by the Parties pursuant to the terms of the Joint Venture Agreement and BCI or its Affiliate has replaced PDUS as the Manager (as such term is defined in the Joint Venture Agreement). The Joint Venture Agreement is now between Seller and BCI. The joint venture between Seller and BCI is known as the “Cortez Joint Venture”. The mines and operations owned and operated pursuant to the terms of the Cortez Joint Venture are referred to collectively herein as the “Cortez Mine”.
     B. Seller owns a forty percent (40%) Participating Interest in the Cortez Joint Venture (the “Venture”) and a corresponding forty percent (40%) undivided interest as a tenant-in-common in all of the Assets of the Venture.
     C. Purchaser desires to acquire from Seller, and Seller desires to sell to Purchaser, Seller’s forty percent (40%) Participating Interest in the Venture, together with its corresponding undivided interest in the Assets, and any other mineral properties or other assets held by Seller in the Area of Interest, other than mineral interests held by Seller that were offered to the Venture pursuant to the terms of the Joint Venture Agreement and rejected by the Venture, and excluding the Production Royalty reserved under Section 2.3 below. Purchaser is willing to assume all obligations of Seller under the Joint Venture Agreement and to indemnify Seller against any liability of Seller related to the Venture or the operations of the Cortez Mine.
     D. For purposes of this Agreement, all capitalized terms used herein and not otherwise defined herein (including in Section 12.1 of this Agreement) shall have the meaning assigned to them in the Joint Venture Agreement.

AGREEMENT:
     NOW, THEREFORE, in consideration of the mutual promises of the Parties contained in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged by Seller and Purchaser, the Parties, incorporating the recitals set forth above, agree as follows:
1. SALE OF ASSETS.
     Subject to all of the terms and conditions of this Agreement and subject to the Production Royalty reserved under Section 2.3, for the consideration stated herein, Seller agrees to sell, assign, convey and transfer to Purchaser, and Purchaser agrees to purchase, acquire, accept and assume from Seller, the following assets (hereinafter sometimes referred to collectively as the “Purchased Assets”):
     1.1 Seller’s Interest in the Participating Interest and Assets. All of Seller’s right, title and interest in, under and to Seller’s Participating Interest in the Venture (“Seller’s Participating Interest”), together with all of Seller’s right, title and interest in and to all of the Venture’s Assets, including all mined and crushed ore stockpiles, work-in-process inventories and fluids (subject to the provisions of Section 5.1), precipitate and slag, warehouse inventories, machinery, processing plants, equipment, buildings, structures, supplies, patented and unpatented mining claims and millsites, fee lands, leases, options, water rights, easements, rights-of-way, environmental permits and approvals, operating permits and licenses, Contracts, intellectual property, prepaid expenses, rights to refunds, technical information, geologic data and all other assets owned, used, or obtained in connection with the ownership or operation of the Venture, the Cortez Mine, or the Assets, whether held in the name of the Venture, the Seller, any Affiliate of Seller, any co-venturer, or otherwise.
     1.2 Interest in Joint Venture Agreement. All of Seller’s right, title and interest in the Joint Venture Agreement.
     1.3 Royalty Interest. Any royalties held by Seller or its Affiliates with respect to production from any properties within the Venture Area of Interest excluding the Production Royalty reserved under Section 2.3.
     1.4 Books and Records. Seller’s books and records relating to the Venture and Seller’s interest therein and to any other real or personal property held by Seller in the Area of Interest other than books and records given to the Seller by the Manager or internally generated by the Seller.
     1.5 Claims, etc. All Claims, rights or choses in action that Seller has or may have, now or in the future, against any Person, entity or company, other than Purchaser or its Affiliates, with respect to or arising out of the construction, development, ownership or operation of the Venture, the Venture Assets or the Cortez Mine

including, but not limited to, any warranty rights and any claims for damages, known or unknown, for intentional or negligent torts or torts involving strict liability and all rights to collect damages, including punitive damages, from contractors, engineers, or other third parties in connection with the design, construction, maintenance or operation of the Venture or its Assets.
2. PURCHASE PRICE AND TERMS OF PAYMENT.
     2.1 Purchase Price. The total purchase price (the “Purchase Price”) for the Purchased Assets shall be (a) One Billion Six Hundred Ninety-Five Million United States Dollars ($1,695,000,000), which shall be paid at Closing by wire transfer of immediately available funds to Seller’s account as directed by Seller to Purchaser in writing on or prior to the Closing, subject to adjustment pursuant to Section 7.1(b); and (b) the assumption of liabilities described in Section 2.2 below.
     2.2 Assumption of Liabilities.
          (a) At Closing, and subject to Section 2.2(b) below, the Purchaser shall assume all obligations and liabilities of any kind, character or nature whatsoever (whether known or unknown, accrued, absolute, contingent, determined, determinable or otherwise, and whether arising or to be performed prior to, on or after the Closing) of Seller and its Affiliates with respect to the Cortez Venture (collectively, the “Assumed Liabilities”) as provided in an assumption agreement to be delivered by Purchaser to Seller at the Closing, such assumption agreement to be in the form attached hereto as Exhibit A (the “Assumption Agreement”). The Assumed Liabilities shall include, without limitation, any such obligations and liabilities with respect to the following:
               (i) Seller’s ownership of a Participating Interest in the Joint Venture;
               (ii) Seller’s being a party to the Joint Venture Agreement, including funding obligations arising thereunder;
               (iii) Seller’s ownership of an undivided interest in the Venture’s Assets and any other assets included in the Purchased Assets;
               (iv) Operations of the Joint Venture (including developmental, exploration and mining activities) and other operations on or in respect of the Purchased Assets;
               (v) Contracts or other commitments related to Venture Operations or Joint Venture Assets, including royalty contracts;
               (vi) Environmental and reclamation liabilities, obligations or impacts arising from Venture Operations, including the Cortez Mine, or otherwise existing in respect of the Purchased Assets whether on or off of the areas covered thereby;

               (vii) Governmental permits or other authorizations granted in respect of Venture Operations and other undertakings provided in respect thereof, including, without limitation, (A) the Irrevocable Standby Letter of Credit Number SM201472W for approximately $3,500,000 initially issued January 31, 2003 by Wachovia Bank, NA on behalf of Seller for the benefit of the US Department of the Interior, Bureau of Land Management, as amended, and (B) that certain Sale and Purchase Agreement, dated as of October 9, 1991, between, among others, Seller and Vernon Taylor, Jr. (“Taylor”), and the following documents related to such agreement with Taylor: the Royalty Agreement, the Assignment of Venture Interests and Acceptance, the Assumption Agreement, and the Guaranty;
               (viii) Any reclamation or other bonds or any other agreement or business arrangement, other than the Joint Venture Agreement, whereby Seller or any of its Affiliates is, or may be, directly or indirectly responsible for liabilities or obligations of the Cortez Venture; and
               (ix) the interest in the joint venture formed and operated pursuant to that certain Joint Venture Operating Agreement, dated as of March 7, 1983 and amended on June 17, 1993, between Teck Cominco American Incorporated and Purchaser.
               (x) the liabilities of Seller retained under Section 15.2 of the Joint Venture Agreement, except to the extent that any such residual liabilities constitute a breach of this Purchase Agreement; and
               (xi) Pending or future litigation or other legal proceedings in respect to any of items (i) through (x) above.
          (b) Notwithstanding anything contained in this Section 2.2 to the contrary, Purchaser is not assuming and shall not be liable for any of the following obligations or liabilities of Seller or its Affiliates, and each of such obligations and liabilities shall not be Assumed Liabilities under this Agreement:
               (i) any obligation or liability of Seller arising out of the Purchase Agreement or the breach of any representation, warranty or covenant of the Seller under the Purchase Agreement;
               (ii) any liability or obligation, for any federal, state, local or foreign income tax, gross receipts tax, franchise tax or other tax of any kind or nature on the income, receipts or the Products received by Seller from the Venture or resulting from Seller’s ownership of a Participating Interest in the Venture and its Assets (except for any tax customarily paid by the Joint Venture including, without limitation, the Nevada net proceeds Tax related to the Joint Venture’s operations, which was assumed by Purchaser and any other tax Purchaser has assumed or agreed to pay pursuant to the Purchase Agreement);
               (iii) any obligation or liability of Seller to any Affiliate of Seller;

               (iv) any obligation or liability of Seller or any Seller Affiliate related to any Products of the Venture after distribution of such Product, or the proceeds of the sale thereof, to Seller;
               (v) any obligation of Seller arising from the fraud of Seller;
               (vi) except for obligations under 2.2(a)(viii) which do not constitute a breach of this Agreement, any obligation or liability of Seller or any Seller Affiliate for indebtedness for borrowed money or for other debts, liabilities or Losses that are the sole obligation of Seller or any Seller Affiliate and not a Venture obligation, even if such indebtedness or liability was created to fund a Venture obligation; and
               (vii) except for obligations under 2.2(a)(viii) which do not constitute a breach of this Agreement, any obligation or liability of Seller, of whatever kind or nature, incurred directly by Seller for its own account.
     2.3 Royalty.
          (a) As a part of the consideration for the transaction, Seller shall reserve a royalty (the “Production Royalty”), the terms of which are attached hereto as Exhibit B (the “Royalty Deed”).
          (b) If within two years after the Closing Date, Purchaser, BCI, the Venture, or any Affiliate of Purchaser or BCI acquires any interest or right to acquire any interest in real property within the Area of Interest, as defined on Exhibit P hereto, Purchaser and Seller shall enter into an new royalty deed in substantially the same form as the Royalty Deed that shall be applicable to the acquired interest. Each additional such acquired interest shall be made subject to such a new royalty deed. Each new royalty deed shall clarify that the 15,000,000 troy ounces of refined gold or with respect to silver, gold equivalents, threshold for commencing payment of the production royalty, as described in the Royalty Deed, is a one-time event applicable to all the royalty deeds simultaneously. Purchaser shall give notice of any such acquisition to Seller within thirty (30) days of making the acquisition and shall provide a form of the new royalty agreement for execution. Real property shall be deemed to be within the Area of Interest if any portion of a parcel of such real property, or of a group of mining claims, is located within the Area of Interest. Parcels or Mining claims that are not within the Area of Interest shall not be deemed to be within the Area of Interest for purposes of this provision
     2.4 Purchase Price Allocation. Purchaser and Seller agree that the Purchase Price, but only including the amount of assumed liabilities that are liabilities for income tax purposes (the “Tax Purchase Price”) shall be allocated among the Purchased Assets, other than Seller’s interest in the minerals in place, based upon their respective, mutually agreed upon fair market values which shall equal the net book value of the machinery and equipment transferred by Seller to Purchaser, as determined using the books and records of the Cortez Joint Venture, the agreed fair market value of minerals treated as “inventory” under GAAP transferred by Seller to Purchaser and held by the

Cortez Joint Venture at the time of Closing (provided such inventory is not required to be distributed to Seller pursuant to the Joint Venture Agreement), and the net book value, as determined using the books and records of the Cortez Joint Venture, of any other tangible assets not considered an interest in the minerals in place. All remaining Tax Purchase Price shall be treated as a lease bonus paid for the transfer of Seller’s interests in minerals in place subject to the reserved Royalty described in Section 2.3. The amount treated as a lease bonus shall be allocated, as the Purchaser shall determine in the exercise of its reasonable discretion, between fee or leased properties (including patented claims) and unpatented claims in which Seller has an economic interest in the minerals in place. The allocation of the Tax Purchase Price to tangible property and lease bonus payment shall be set forth on the allocation schedule attached hereto as Exhibit C (the “Allocation Schedule”) and the allocation and characterization set forth in this paragraph shall be used by Purchaser and Seller for all applicable tax purposes and in all filings, declarations and reports with the IRS in respect thereof. Both Seller and Purchaser agree to act reasonably and in good faith to complete the Allocation Schedule by February 29, 2008.
     2.5 Bonus Royalty. In addition to the Production Royalty, Purchaser shall pay the Seller a one time lump sum bonus royalty of Fifty Million Dollars ($50,000,00.00), which shall be paid, if at all, within thirty (30) days after the first date Purchaser and its Affiliates report, either publicly or pursuant to the reports to Seller contemplated by the following sentence, that there has been a cumulative addition to the “Total Gold Resource,” as defined below, of 12 million contained ounces of gold in excess of the 17.8 million contained ounces of Total Gold Resource reported on December 31, 2007, as reduced from time to time by the depletion of such Total Gold Resource from cumulative gold production from and after January 1, 2008. As used in this Section, the term “Total Gold Resource” means the proven and probable reserve and measured, indicated and inferred gold resources with respect to the Property (as defined in the Royalty Deed) (in its entirety and not just with respect to the 40% undivided interest of Purchaser). On or before each February 1 after the date of the Royalty Deed and until such time as the Bonus Royalty is paid, Purchaser and its Affiliates shall furnish to Seller a written report in reasonable detail, including the method and components of the calculation, of the Total Gold Resource within the Property, and the calculation of the addition and depletion of the same described above. The Total Gold Resource shall be determined in accordance with the applicable requirements of Canadian National Instrument 43-101 and the related standards of the Canadian Institute of Mining, Metallurgy and Petroleum. Purchaser and Seller agree to treat the Bonus Royalty described above as a contingent lease bonus eligible for open transaction treatment for all applicable federal, state and local income tax purposes. When and if paid, such lease bonus shall be allocated, as the Purchaser shall determine in the exercise of its reasonable discretion, between fee or leased properties (including patented claims) and unpatented claims in which Seller has an economic interest in the minerals in place, such determination to be made in the manner described in Exhibit C.

3. REPRESENTATIONS AND WARRANTIES OF SELLER.
     Seller represents and warrants to Purchaser that all of the statements contained in this Article 3 are true and complete as of the date of this Agreement (or if made as of a specified date, as of such date) and will be true and complete as of the Closing Date as though made on the Closing Date:
     3.1 Organization and Powers of Seller. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, is duly qualified to do business in the State of Nevada and has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to own all of the Purchased Assets.
     3.2 Validity and Enforceability. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate and shareholder action on the part of Seller and no further corporate, shareholder or other action is necessary by Seller to empower it to carry out and perform its obligations hereunder. This Agreement constitutes a valid and legally binding obligation of Seller, enforceable against Seller in accordance with its terms (except as the enforceability thereof may be limited by bankruptcy, insolvency, bank moratorium or similar laws affecting creditors’ rights generally and laws restricting the availability of equitable remedies and may be subject to general principles of equity whether or not such enforceability is considered in a proceeding at equity or in law).
     3.3 Agreements, Consents, Approvals. None of the execution, delivery or performance of this Agreement by the Seller, the consummation by Seller of the transactions contemplated herein or compliance by the Seller with any of the provisions hereof will:
          (a) conflict with or result in any breach of any provision of the certificate of incorporation, by-laws or any other governance document of the Seller,
          (b) require any filing with, or permit, authorization, consent or approval of, any Governmental Authority or other Person (including, without limitation, consents from parties to loans, arrangements, Contracts, leases and other agreements to which the Seller or any of its Affiliates is a party),
          (c) require any consent, approval or notice under, or result in a violation or breach of, or constitute (with or without due notice or the passage of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any contract, agreement, arrangement or understanding to which the Seller or any of its Affiliates is a party or by which its assets or properties (including the Purchased Assets) are bound,

          (d) violate any Order or Law applicable to the Seller or any of its Affiliates or any of their assets or properties (including the Purchased Assets), or
          (e) result in the imposition or creation of any Encumbrance, or provide any Person with the right to impose any Encumbrance upon, any of the Purchased Assets.
     3.4 No Brokers. Seller has not employed any broker or finder in connection with the transactions contemplated by this Agreement and it has taken no action, which would give rise to a valid claim against Purchaser or the Venture for a brokerage commission, finder’s fee or other like payment. Seller agrees to indemnify and hold Purchaser harmless against any claim for brokerage or other commissions by anyone claiming to have been acting on behalf of Seller relative to this Agreement or the transactions contemplated hereby.
     3.5 Title to Seller’s Interest. Seller is the sole beneficial and legal owner of its interest in the Joint Venture Agreement, of a 40% Participating Interest pursuant to the terms of the Joint Venture Agreement, and, pursuant to the terms of the Joint Venture Agreement, a 40% undivided interest as a tenant in common in the Properties and other Assets of the Venture. The Parties understand and acknowledge that the Venture’s properties are subject to various Encumbrances, and other than such Encumbrances and any lien created by the Joint Venture Agreement, Seller’s interest in the Joint Venture Agreement and its 40% Participating Interest pursuant to the terms of the Joint Venture Agreement, and its 40% undivided interest as a tenant in common in the Properties and other Assets of the Venture are not subject to any Encumbrances.
     3.6 Title to Venture Assets; Other Properties.
          (a) Title to Venture Assets. There are no Persons claiming any title or other interest (including any Encumbrance) in the Venture Properties or other Venture Assets by, through or under Seller or its Affiliates. For purposes of this Section 3.6(a), an interest in such Properties or other Assets created by or resulting from the actions of the Venture, of the other Participants or the Manager under the Joint Venture Agreement, or of the Participants acting collectively, shall not be considered to be by, through or under Seller or its Affiliates.
          (b) Other Properties in the Area of Interest. Neither Seller nor any of its Affiliates owns or holds or has the right to acquire, directly or indirectly, any mineral interests or water rights within the Area of Interest that is not included in the Venture Assets being transferred to Purchaser at the Closing other than royalty interests to be transferred pursuant to Section 1.3 or mineral interests held by Seller that were offered to the Venture pursuant to the terms of the Joint Venture Agreement and rejected by the Venture.

     3.7 Right to Sell.
          (a) Seller has the exclusive right to dispose of the Purchased Assets as provided in this Agreement.
          (b) Other than the Joint Venture Agreement or which are included within the Purchased Assets or Assumed Liabilities, there are no joint venture agreements, shareholders agreements, partnership agreements, voting agreements, powers of attorney, co-ownership agreements, co-tenancy agreements, management agreements or other agreements or understandings in effect that affect the ownership, sale, transfer, management and control of Seller’s interest in any of the Purchased Assets.
          (c) Other than pursuant to this Agreement, there are no options, warrants, calls or other rights, entitlements, agreements, pledges, commitments or undertakings obligating Seller to sell, or entitling any Person to acquire, whether in any instance, through the passage of time or occurrence of any event, all or any part of the Seller’s interest in the Purchased Assets, or any rights or obligations capable of becoming an agreement to acquire any such interest.
     3.8 Other Contracts, Permits or Agreements. Seller, acting to bind the Venture, has not entered into any consulting contracts, construction contracts, operating agreements, licensing arrangements, development agreements, exploration arrangements, leases or rental agreements, use rights, governmental permits or licenses, bonds or any other Contracts, agreements or permits which affect the Venture, the operations of the Cortez Mine or the Purchased Assets.
     3.9 Litigation and Claims. There are no pending or, to Seller’s knowledge threatened, suits, actions, arbitrations, Claims, administrative proceedings or other civil or criminal proceedings, or to Seller’s knowledge governmental investigations of any kind with respect to or arising out of the operation of the Venture or the Cortez Mine or ownership of the Assets resulting from any act or failure to act on the part of Seller or its Affiliates and:
          (a) to which Seller or the Venture is or may be made a party; or
          (b) to which any of the Purchased Assets is or may be made subject;
including, if any, any of the foregoing matters that are defended by an insurance company.
     3.10 Taxes. For purposes of this Section 3.10, Taxes and Tax Returns shall mean all Taxes and Tax Returns except for those Tax Returns customarily filed by, and those Taxes customarily paid or withheld by, the Cortez Joint Venture, including without limitation, the Nevada net proceeds tax related to the Cortez Joint Venture’s operations which was assumed by the Purchaser and any other Taxes the

Purchaser has assumed or agreed to pay or Tax Returns assumed or agreed to file pursuant to this Agreement. The Seller has properly filed on a timely basis all Tax Returns that it was required to file relating to Seller’s Participating Interest and the other Purchased Assets; all such Tax Returns are true, correct and complete; and the Seller has paid on a timely basis all Taxes that were due and payable by Seller relating to Seller’s Participating Interest and the other Purchased Assets and has duly withheld or collected (and, to the extent required, has properly paid to the appropriate Governmental Entity) all Taxes that the Seller was required by law to withhold or collect relating to the Seller’s Participating Interest and the other Purchased Assets. Except as otherwise acknowledged in Exhibit R, attached hereto, to the best of Seller’s knowledge, no examination or audit of any Tax Return of Seller by any Governmental Entity with respect to Seller’s Participating Interest or the other Purchased Assets is currently in progress or, to the Seller’s knowledge, threatened or contemplated.
     3.11 Disclaimer. EXCEPT AS EXPRESSLY PROVIDED IN THIS ARTICLE 3 OR ELSEWHERE IN THIS AGREEMENT OR IN THE DOCUMENTS DELIVERED IN CONNECTION WITH THIS AGREEMENT, THE PURCHASED ASSETS TO BE SOLD, ASSIGNED, TRANSFERRED OR DELIVERED BY SELLER TO PURCHASER PURSUANT TO THIS AGREEMENT SHALL BE SOLD, ASSIGNED, TRANSFERRED AND DELIVERED “AS IS, WHERE IS” WITH NO REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, AS TO TITLE, OWNERSHIP, USE, POSSESSION, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, VALUE, MINEABILITY, CONDITION, OPERATION, DESIGN, CAPACITY OR OTHERWISE.
4. REPRESENTATIONS AND WARRANTIES OF PURCHASER.
     Purchaser represents and warrants to Seller that all of the statements contained in this Article 4 are true and complete as of the date of this Agreement (or if made as of a specified date, as of such date) and will be true and complete as of the Closing Date as though made on the Closing Date:
     4.1 Organization and Powers of Purchaser. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, will be duly qualified to do business in the State of Nevada by the Closing Date, and has all requisite corporate power and authority to enter into this Agreement and perform its obligations hereunder.
     4.2 Validity and Enforceability. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate and shareholder action on the part of Purchaser and no further corporate or shareholder action or other action is necessary by Purchaser to empower it to carry out and perform its obligations hereunder. This Agreement constitutes a valid and legally binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms (except as the enforceability thereof may be limited by bankruptcy, insolvency, bank moratorium or similar laws affecting creditors’ rights generally and laws restricting the availability of equitable remedies and may be subject to general principles of equity whether or not such enforceability is considered in a proceeding at equity or in law).
     4.3 Agreements, Consents, Approvals. None of the execution, delivery or performance of this Agreement by the Purchaser, the consummation by Purchaser of the transactions contemplated herein or compliance by the Purchaser with any of the provisions hereof will:
          (a) conflict with or result in any breach of any provision of the certificate of incorporation, by-laws or any other governance document of the Purchaser,
          (b) require any filing with, or permit, authorization, consent or approval of, any Governmental Authority or other Person (including, without limitation, consents from parties to loans, arrangements, Contracts, leases and other agreements to which the Purchaser or any of its Affiliates is a party),
          (c) require any consent, approval or notice under, or result in a violation or breach of, or constitute (with or without due notice or the passage of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any contract, agreement, arrangement or understanding to which the Purchaser or any of its Affiliates is a party or by which its assets or properties are bound, or
          (d) violate any Order or Law applicable to the Purchaser or any of its Affiliates or any of their assets or properties.
     4.4 No Brokers. Purchaser has not employed any broker or finder in connection with the transactions contemplated by this Agreement and it has taken no action which would give rise to a valid claim against Seller for a brokerage commission, finder’s fee or other like payment. Purchaser agrees to indemnify and hold Seller harmless against any claim for brokerage or other commissions by anyone claiming to have been acting on behalf of Purchaser relative to this Agreement or the transactions contemplated hereby.
5. CONDUCT BEFORE CLOSING AND OTHER AGREEMENTS.
     5.1 Doré and Bullion. Prior to the Effective Date, Seller shall take distribution of its share of Venture Products at the refinery in the customary fashion. Seller shall receive distribution after the Effective Date of its share of refined gold and silver produced from the Venture’s doré gold and silver bars that have been shipped, or are ready for shipment, to the refinery from the Cortez Mine in accordance with normal procedures as of 11:59 p.m., Pacific Standard Time, on the date immediately preceding the Effective Date. There shall be no deductions from the amounts delivered to Seller for any cost or expenditure relating to a Post-Effective Date Period. Seller may have a representative at the Cortez Mine at such time in order to verify the quantity of such doré gold and silver bars. Seller will cooperate with Purchaser in giving notification to the refinery of Purchaser’s entitlement to all refined gold and silver originating from the Cortez Mine after deliveries to Seller as above provided are completed. Except for such refined gold and silver, Seller shall, subject to Section 5.2, have no rights to Products from the Cortez Mine from and after the Effective Date unless this Agreement is terminated prior to the Closing.
     5.2 Economic Benefit. If Closing occurs after 11:59 p.m., Pacific Standard Time on February 29, 2008, then during the Post-Effective Date Period, Purchaser is:
          (a) entitled to all of the Products, rights to Product, revenue from and other economic benefit of the Purchased Assets, including without limitation all rights to take Seller’s share of Products from the Venture attributable to the Post-Effective Date Period; and
          (b) required to make and pay when due, without set off or deduction, all payments otherwise due from Seller under Sections 5.2, 9.9 and 10.2 of the Joint Venture Agreement for the Post-Effective Date Period (including without limitation all required Seller contributions with respect to adopted Programs or Budgets that are due within the Post-Effective Date Period). Purchaser agrees that for purposes of the Joint Venture Agreement, Seller shall not be deemed in default or subject to reduction of its Participating Interest as a result of Purchaser making such payments on behalf of Seller.
     5.3 Rebalancing. If Closing does not occur, then within ninety (90) days of the date of termination of this Agreement or five (5) days after any rebalancing amount is finally determined under Section 5.4 (whichever is the later), the Parties shall reverse the economic effect of Section 5.2 by making a payment (the “Rebalancing Payment”) as follows:
          (a) Purchaser shall pay to Seller a Rebalancing Payment equal to the excess, if any, of: (i) the value (as shown on the Venture’s books) of Seller’s share of Products taken and sold by Purchaser under Section 5.2(a) above; over (ii) the sum of (A) the payments made by Purchaser under Section 5.2(b) above on behalf of Seller, plus (B) any Tax (whether direct or indirect), excluding all Taxes based on income, payable by Purchaser on Product taken under Section 5.2(a); or
          (b) Seller shall pay to Purchaser a Rebalancing Payment equal to the excess, if any, of: (i) the sum of (A) the payments made by Purchaser under Section 5.2(b) above on behalf of Seller, plus (B) any Tax (whether direct or indirect), excluding all Taxes based on income, payable by Purchaser on Product taken under Section 5.2(a) by Purchaser under Section 5.2(a); over (ii) the value (as shown on the Venture’s books) of Seller’s share of Products taken and sold by Purchaser under Section 5.2(a) above.

Purchaser must promptly provide Seller with: (i) notice of all payments due by Seller in accordance with its obligation under the Joint Venture Agreement (which under Section 5.2(b) are to be paid when due by Purchaser on Seller’s behalf during the Post-Effective Date Period); and (ii) full and complete details of the value of Seller’s share of Product during the Post-Effective Date Period taken by Purchaser in accordance with Section 5.2(a); and (iii) any other information reasonably requested by Seller to monitor compliance with this Section 5.3. In the event Closing occurs, no Rebalancing Payment shall be payable by either Party.
     5.4 Calculation of the Rebalancing Amount and Dispute Resolution.
          (a) For the purposes of Section 5.3, Purchaser must prepare and provide Seller with a draft calculation (in writing) showing Purchaser’s calculation of the Rebalancing Payment due under Section 5.3 (“Draft Calculation”) no later than thirty (30) days after the date of termination of this Agreement. Purchaser must ensure that Seller and its advisers are given full access to the working papers and other supporting material and information that Seller and its advisers reasonably require to verify the Draft Calculation.
          (b) If Seller objects to the Draft Calculation by written notice given to Purchaser within ten (10) days of being provided with the Draft Calculation under Section 5.4(a), Purchaser and Seller must enter into good faith negotiations and use all reasonable efforts to resolve the dispute. If Seller has accepted the Draft Calculation or has not objected to it within the ten (10) day period referred to above, then the Draft Calculation will be deemed to be the final calculation of the Rebalancing Payment payable under Section 5.3, which will be conclusive, final and binding on the Parties.
          (c) If Seller objects to any matter in the Draft Calculation in accordance with Section 5.4(b) above and Purchaser and Seller cannot resolve the objection within fifteen (15) days of the date that Seller notifies Purchaser in writing of an objection to the Draft Calculation, then the matter will be referred for resolution to an independent international accounting firm agreed upon by both Purchaser and Seller within a further seven (7) days. If within this period, the Parties cannot agree on the identity of that independent international accounting firm, either Purchaser or Seller may request that a court of competent jurisdiction designate and appoint an independent person to determine the dispute. The person agreed or nominated under this subsection will be the “Expert” for the purposes of this clause. The Purchaser and Seller must instruct the Expert to: (i) decide the procedures to be followed in order to resolve the dispute; (ii) decide within the shortest practicable time the matters of disagreement; and (iii) apply United States generally accepted accounting principles and other professional accounting reporting requirements issued by the joint accounting bodies to determine the Rebalancing Payment payable under Section 5.3.
          (d) Purchaser must provide, and must ensure that Purchaser’s accountants provide, all information and assistance that the Expert reasonably requests for the purpose of resolving the dispute. The Expert will act as expert, not as an arbitrator in determining the dispute. The determination of the Expert will be final, conclusive and binding, except in the case of manifest error. The cost of the Expert must be shared equally between Parties.
     5.5 Releases of Claims. At the Closing, Seller shall deliver a release (the “Seller’s Release”), which Seller’s Release shall be in the form attached hereto as Exhibit D, releasing BCI, all predecessors in interest, the Venture, and Purchaser and Purchaser’s Affiliates from all liabilities or Claims of Seller and its Affiliates against BCI, the Manager, all predecessors in interest, the Venture and Purchaser or Purchaser’s Affiliates related to the Venture. Notwithstanding the foregoing, the Release shall not extinguish Seller’s audit rights as granted in the Joint Venture Agreement. Such audit rights shall continue for six months after the Closing and Seller shall have and retain against the Venture, BCI, or the Manager whatever Claims arise out of the audit and such Claims shall not be extinguished by the Release. At the Closing, Purchaser and BCI shall deliver a release (the “Purchaser’s Release”), which Purchaser’s Release shall be in the form attached hereto as Exhibit E, releasing Seller and its Affiliates from all liabilities or Claims of Purchaser, BCI, all predecessors in interest and their Affiliates against Seller and its Affiliates related to the Venture.
     5.6 Settlement of Accounts Prior to Effective Date. Seller shall satisfy all of its obligations under and pursuant to the Joint Venture Agreement that are to be performed or satisfied prior to the Effective Date including payment of all cash calls made by the Manager in the ordinary course prior to the Effective Date. After the date of this Agreement any cash calls for February shall be satisfied out of the distribution made pursuant to Section 5.1 and Seller shall not be liable for any deficit if the distributions are insufficient to cover such cash calls. If this Agreement is terminated for any reason, Seller shall again become liable for such cash calls.
     5.7 Purchaser Actions. Between the date of this Agreement and the Closing Date, Purchaser will not take any action that would cause Purchaser’s representations and warranties to be untrue at the Closing or act or fail to act in any manner that would be a breach of any covenant or agreement of Purchaser under this Agreement.
     5.8 Conduct of BCI and Seller Prior to Closing. During the period from the date of this Agreement to the Closing Date, Seller shall, and Purchaser shall cause BCI to, do the following:
          (a) except as contemplated in this Agreement, and to the extent within their respective control, Seller and BCI will in all material respects operate, or cause to operate, the Venture in compliance with the terms of the Joint Venture Agreement and applicable Laws and in the ordinary course of business;
          (b) cooperate with each other and use all commercially reasonable efforts to obtain all necessary consents, approvals and authorizations of, and make all necessary filings and registrations with, any Governmental Authority under applicable Law. With respect to such consents, authorizations and approvals not obtained prior to

Closing, Seller’s obligations under this Section 5.8 shall survive Closing until such time that all such consents, authorizations and approvals have been obtained.
          (c) each of the Parties has made a determination that no notification or report forms are required to be filed under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
     5.9 Seller’s Actions. Between the date of this Agreement and the Closing Date, Seller will not:
          (a) sell, pledge, assign or transfer in any manner any interest in any of the Purchased Assets, or grant or issue any option, warrant or other right whatsoever to purchase or acquire any interest in the Purchased Assets (except as provided in Section 5.2 above),
          (b) take any action that would cause Seller’s representations and warranties to be untrue at the Closing or act or fail to act in any manner that would be a breach of any covenant or agreement of Seller under this Agreement, or
          (c) dissolve, reorganize or otherwise change the corporate structure of Seller.
     5.10 Preservation of Records. Purchaser shall take all reasonable steps to preserve and keep the records of the Venture relating to the activities of the Venture occurring prior to the Closing for a period of six years from the Closing Date, or for any longer period as may be required by any Laws or Governmental Authority, and shall make such records available to Seller as may be reasonably requested by it in connection with any inquiries or requirements of any Governmental Authority or as required in connection with the preparation of financial statements or Tax Returns. Notwithstanding the generality of the foregoing, Purchaser shall not be liable to the Seller in the event of any accidental destruction of such records caused other than by the gross negligence or willful misconduct of Purchaser.
     5.11 Non-Solicitation. Seller shall not, and shall cause its Affiliates not to, for a period commencing on the date of this Agreement and continuing until the date that is twenty-four (24) months after the Closing Date, either alone or in conjunction with any Person in any manner, whatsoever, directly or indirectly, induce any person who is an employee of BCI or its Affiliates at the Venture or in connection with the Venture’s operations, to leave or otherwise cease dealing with BCI or any of its Affiliates or the Venture, nor solicit for employment, employ or otherwise contract for the services of any person who is an employee of BCI or the Venture or its Affiliates at the Venture or in connection with its operations, provided that nothing herein shall restrict Seller’s or its Affiliate’s general solicitations for employment.
     5.12 Actions to Satisfy Conditions. Each of the Parties shall use its commercially reasonable best efforts to take, or cause to be taken, all actions and to do,

or cause to be done, all other things necessary or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement.
     5.13 Litigation Support. In the event and for so long as any Party (or the Affiliate of any Party) actively is contesting or defending against any third party action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand in connection with any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act or transaction on or prior to the Closing related to the Venture or the Venture’s operation involving any Party hereto or its Affiliates, the other Party will reasonably cooperate with it and its counsel in the defense or contest by making available its relevant books and records.
     5.14 Disclosure Supplements by Seller. In the event that following the date hereof and prior to the Closing Date there occurs an event that would cause a breach of a representation or warranty made by Seller in this Agreement, Seller shall disclose such matter to Purchaser. No such disclosure shall be deemed to cure a breach of any representation or warranty of Seller made in this Agreement for the purposes of determining satisfaction of the Purchaser’s conditions to closing or relieve Seller of any liabilities to Purchaser if the event was caused by a violation by Seller of a covenant that Seller has made in this Agreement.
     5.15 Disclosure Supplements of Purchaser. In the event that following the date hereof and prior to the Closing Date there occurs an event that would cause a breach of a representation or warranty made by Purchaser in this Agreement, Purchaser shall disclose such matter to Seller. No such disclosure shall be deemed to cure a breach of any representation or warranty of Purchaser made in this Agreement for the purposes of determining satisfaction of the Seller’s conditions to closing or relieve Purchaser of any liabilities to Seller if the event was caused by a violation by Purchaser of a covenant that Purchaser has made in this Agreement.
6. CONDITIONS TO CLOSING.
     6.1 Conditions Precedent in Favor of Seller. The obligations of Seller to complete the sale of the Purchased Assets shall be subject to the satisfaction of or compliance with, at or before the Closing, each of the following conditions precedent (each of which is acknowledged to be inserted for the exclusive benefit of Seller and may be waived by it in whole or in part):
          (a) No Suits or Actions. There shall be no Order issued or preventing, and no pending Claim, or judicial administrative proceeding, or investigation against any Party or the Venture by any Person if such Claim, investigation or proceeding is reasonably likely to result in a Material Adverse Effect on the Seller.
          (b) Receipt of Closing Documentation. All documentation relating to the due authorization and completion of the transactions contemplated by this

Agreement shall be satisfactory to Seller, acting reasonably, and Seller shall have received from Purchaser all such documentation or other evidence as it may reasonably request in order to: (i) establish the taking of all necessary corporate and shareholder actions and proceedings in connection with such transactions; and (ii) the completion of the transactions contemplated by this Agreement.
          (c) Performance of Obligations. Purchaser shall have performed or complied with, in all material respects, all of its obligations and covenants under this Agreement and Seller shall have received a certificate signed by a senior officer of Purchaser confirming such performance and compliance.
          (d) Release. Seller shall have received the Purchaser’s Release from Purchaser and BCI.
          (e) Assumption Agreement. Seller shall have received the Assumption Agreement from Purchaser.
          (f) Royalty Deed. Seller shall have received the Royalty Deed executed by both Venture Participants and the Venture.
          (g) Purchaser’s Guaranty. Seller shall have received the Purchaser’s Guaranty.
          (h) Truth and Accuracy of Representations of Purchaser at Closing. All of the representations and warranties of Purchaser made in or pursuant to this Agreement shall be true and correct, in all material respects, as of the Closing and with the same effect as if made at and as of the Closing, and Seller shall have received a certificate signed by a senior officer of Purchaser confirming the truth and correctness of such representations and warranties as of the Closing Date.
          (i) Consents and Authorization. All consents in connection with the completion of the transactions contemplated by this Agreement shall have been obtained at or before the Closing on terms acceptable to Seller, acting reasonably, the failure of which to obtain would have a Material Adverse Effect on the Seller or the Venture.
     6.2. Conditions Precedent in Favor of Purchaser. The obligations of Purchaser to complete the acquisition of Seller’s interest in the Purchased Assets shall be subject to the satisfaction of or compliance with, at or before the Closing, each of the following conditions precedent (each of which is acknowledged to be inserted for the exclusive benefit of Purchaser and may be waived by it in whole or in part).
          (a) No Suits or Actions. There shall be no Order issued or preventing, and no pending Claim, or judicial administrative proceeding, or investigation against any Party or the Venture by any Person if such Claim, investigation or proceeding is reasonably likely to result in a Material Adverse Effect on the Purchaser considering Purchaser to have a value equal to the Purchase Price.
          (b) Receipt of Closing Documentation. All documentation relating to the due authorization and completion of the transactions contemplated by this Agreement shall be satisfactory to Purchaser, acting reasonably, and Purchaser shall have received from Seller all such documentation or other evidence as it may reasonably request in order to: (i) establish the taking of all necessary corporate and shareholder actions and proceedings in connection with such transactions; and (ii) the completion of the transactions contemplated by this Agreement.
          (c) Truth and Accuracy of Representations of Seller at Closing. All of the representations and warranties of Seller made in or pursuant to this Agreement shall be true and correct, in all material respects, as of the Closing and with the same effect as if made at and as of the Closing, and Purchaser shall have received a certificate signed by a senior officer of Seller confirming the truth and correctness of such representations and warranties as of the Closing Date.
          (d) Performance of Obligations. Seller shall have performed or complied with, in all material respects, all of its obligations and covenants under this Agreement and Purchaser shall have received a certificate signed by a senior officer of Seller confirming such performance and compliance.
          (e) Members of Management Committee. The members of the Management Committee of the Venture nominated by Seller shall have resigned and all of such members shall have provided full and final releases to and in favor of the Venture and Purchaser, in form reasonably acceptable to Purchaser.
          (f) Consents and Authorization. All consents in connection with the completion of the transactions contemplated by this Agreement shall have been obtained at or before the Closing on terms acceptable to Purchaser, acting reasonably, the failure of which to obtain would have a Material Adverse Effect on the Purchaser or the Venture.
          (g) Release. Purchaser shall have received the Seller’s Release.
          (h) Seller’s Guaranty. Purchaser shall have received the Seller’s Guaranty.
7. CLOSING.
     7.1 Date of Closing.
          (a) Subject to the satisfaction or waiver of the conditions precedent to Closing set forth in Article 6, the closing of this transaction (the “Closing”) shall take place in the offices of Parr Waddoups Brown Gee & Loveless at 185 South State

Street, Suite 1300, Salt Lake City, Utah, on March 6, 2008 (the “Closing Date”) or at such other time or place as the Parties may agree in writing. Notwithstanding the foregoing, during the period commencing at 12:01 a.m., Pacific Standard Time on March 1, 2008 (the “Effective Date”) and continuing through and including the earlier of (i) the Closing Date, or (ii) the effective date of termination of this Agreement (such period, the “Post-Effective Date Period”), Purchaser shall have the economic rights and burdens with respect to the Purchased Assets and Venture as provided for in Section 5.2.
          (b) If the Closing has not occurred by March 6, 2008 and unless such failure to close was caused by the Seller, then commencing March 1 and continuing through the day before the Closing occurs, the cash portion of the Purchase Price, as set forth in Section 2.1, shall bear interest at a per annum rate equal to 4.75% per annum (and calculated based on a 365 day year and actual days elapsed). If the Closing has not occurred by March 6, 2008, because of the failure of a condition precedent, the Parties agree to close within two business days of the satisfaction of all conditions precedent.
     7.2 Purchase and Sale of Purchased Assets. Subject to the provisions of this Agreement, at the Closing, Seller agrees to sell to Purchaser, and Purchaser agrees to purchase from Seller, the Purchased Assets.
     7.3 Delivery of Seller Transfer Documents. At the Closing, Seller shall execute and deliver to Purchaser the following documents, in each instance, where required, properly executed:
          (a) An assignment of Seller’s Participating Interest in the Venture in the form attached hereto as Exhibit F.
          (b) A quitclaim deed conveying Seller’s interest in all patented mining claims, all unpatented mining claims and millsites, and all fee properties, including fixtures, in the form attached hereto as Exhibit G.
          (c) An assignment of Seller’s interest in all mining leases, royalty agreements, joint venture agreements, and other Contracts relating to the Cortez Mine or to the Venture in the form attached hereto as Exhibit H.
          (d) A quitclaim deed conveying Seller’s interest in all water rights pertaining or appurtenant to the Cortez Mine or to the Venture in the form attached hereto as Exhibit I.
          (e) An assignment of Seller’s interest in all easements and rights-of- way pertaining to the Cortez Mine or to the Venture in the form attached hereto as Exhibit J.

          (f) An assignment of Seller’s interest in all environmental and operating permits, authorizations and approvals relating to the Cortez Mine or to the Venture in the form attached hereto as Exhibit K.
          (g) A bill of sale transferring Seller’s interest in all personal property relating to the Cortez Mine or to the Venture in the form attached hereto as Exhibit L.
          (h) An assignment of royalty interests held directly by Seller or any Affiliate of Seller in the form attached hereto as Exhibit M.
          (i) The Seller’s Release.
          (j) The certificates required by Sections 6.2(c) and 6.2(d).
          (k) The documentation required by Section 6.2(b).
          (l) The resignations and releases required by Section 6.2(e).
          (m) An affidavit in form reasonably required by Purchaser that Seller is exempt from withholding under Section 1445 or, if applicable, Section 1442 of the Internal Revenue Code of 1986, as amended.
          (n) The Seller’s Guaranty.
     7.4 Delivery of Purchase Price and Purchaser Documents. At the Closing, the Purchaser shall deliver to Seller the following in each instance, where required, properly executed:
          (a) The Purchase Price.
          (b) The Purchaser’s Release.
          (c) The certificates required by Sections 6.1 (c) and 6.1 (h).
          (d) The Assumption Agreement.
          (e) The documentation required by Section 6.1 (b).
          (f) The Royalty Deed.
          (g) The Purchaser’s Guaranty.
     7.5 Deliveries Conditional. Each of the events to occur at the Closing pursuant to Sections 7.3 and 7.4 is a condition precedent to the others and shall be deemed to have occurred simultaneously with the others.

8. POST-CLOSING ACTIONS.
     8.1 Confidentiality. Nothing in this Agreement shall be construed as modifying or amending the provisions of Article XVII of the Joint Venture Agreement regarding, among other things, the confidentiality of all information obtained from the Venture activities prior to the Closing Date hereunder, including its applicability to Seller for two years after completion of the transfer of Seller’s Participating Interest to Purchaser at the Closing. No public statement or press release shall be made by any Party unless such Party intending to make such disclosure shall consult, where reasonably practicable, with the other Party prior to making such statement or press release, and each Party shall use all reasonable efforts, acting in good faith, to agree upon a text for such statement or press release which is satisfactory to each Party.
     8.2 Subsequent Actions. If at any time after the Closing Purchaser will consider or be advised that any instruments of conveyance, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm ownership (of record or otherwise) in Purchaser and its right, title or interest in, to or under the Purchased Assets or otherwise to carry out this Agreement, Seller shall execute and deliver all instruments of conveyance, powers of attorney, assignments and assurances and take and do all such other actions and things as may be reasonably requested by Purchaser in order to vest, perfect or confirm any and all right, title and interest in, to and under the Purchased Assets in Purchaser or otherwise to carry out this Agreement. In case at any time after the Closing Date any further action is necessary, proper or advisable to carry out the purposes of this Agreement, as soon as reasonably practicable, each Party hereto shall take, or cause its proper officers, directors or other personnel to take, all such necessary, proper or advisable actions. Within 10 days after the Closing, Seller shall deliver or make available to Purchaser for pickup at convenient times and places all files and records related to the Purchased Assets that have not previously been delivered to the Purchaser and which are in the possession of Seller.
     8.3 Purchaser Obligations. Purchaser shall take necessary actions to cause Seller no longer to be named as a responsible party or a participant under any bonds, permits or other undertakings related to the Purchased Assets or the Cortez Mine and the operations of the Venture thereon (“Seller Obligations”). Such actions may include substitution of Purchaser as the responsible party in place of Seller or notification of Governmental Authorities of the acquisition of Seller’s Participating Interest by Purchaser, where required. Purchaser shall use its commercially reasonable best efforts to complete such actions as soon as reasonably practicable but in all events within 180 days after the Closing Date.
     8.4 Cooperation Regarding Claims. To the extent reasonable, Seller shall cooperate with Purchaser in the pursuit of any Claims or choses in action included in the Purchased Assets pursuant to Section 1.4, and such cooperation may include, but shall not be limited to, suit in Seller’s name, if required.

     8.5 Expenses. Each Party shall bear all costs incurred by it in connection with the analysis, negotiation, completion and performance of this Agreement, including, but not limited to, fees of attorneys, consultants, accountants, actuaries or other agents. Purchaser shall bear all recording fees, transfer taxes, sales and use taxes or other similar costs of Closing, if any. Except as provided in the immediately preceding sentence (relating to transfer-type taxes), all Taxes imposed on the Seller shall be the sole responsibility of the Seller, including any income, gross receipts or franchise taxes imposed on Seller with respect to the transactions contemplated hereby.
9. ASSUMPTION OF LIABILITIES; INDEMNITIES; SURVIVAL OF REPRESENTATIONS AND WARRANTIES.
     9.1 Seller’s Indemnity. Seller agrees to indemnify, defend and hold Purchaser and its Affiliates, and each of its and their officers, directors, and employees (together with Purchaser, “Purchaser Indemnitees”) harmless from and against any and all liabilities, damages, obligations, claims and expenses, including, without limitation, reasonable costs of investigation and reasonable defense and attorneys’ fees (collectively “Losses”) that a Purchaser Indemnitee sustains or becomes subject to as a result of
          (a) the breach of any of the warranties, representations, covenants or agreements of Seller set forth in this Agreement or in any operative document delivered pursuant to this Agreement;
          (b) any and all matters as to which Seller remains liable under this Agreement (including the Schedules and Exhibits hereto) or any other agreement delivered pursuant to the terms of this Agreement; and
          (c) any and all actions, suits, proceedings, demands, assessments, judgments, damages, awards, costs and expenses (including third-party fees and expenses) incident to any of the foregoing or incurred in connection with the enforcement of the rights of any Purchaser Indemnitee with respect to the foregoing.
     9.2 Purchaser’s Indemnity. Purchaser agrees to indemnify, defend and hold Seller and its Affiliates, and each of its and their officers, directors and employees (together with Seller, “Seller Indemnitees”) harmless from and against all Losses that a Seller Indemnitee sustains or becomes subject to arising out of or in connection with:
          (a) the Assumed Liabilities (including any failure by Purchaser to pay, perform or otherwise discharge any of the Assumed Liabilities in accordance with their terms), whether such Assumed Liabilities are known or unknown, accrued, absolute, contingent, determined, determinable or otherwise, and whether such Assumed Liabilities relate to or arise from operations, events, occurrences, actions, omissions, facts, circumstances or matters occurring, existing or asserted, before, at or after the date of the Closing (but excluding items for which a Purchaser Indemnitee is entitled to indemnification pursuant to Section 9.1);

          (b) the breach of any of the warranties, representations, covenants or agreements of Purchaser set forth in this Agreement or in any operative documents delivered pursuant to this Agreement; and
          (c) any and all actions, suits, proceedings, demands, assessments, judgments, damages, awards, costs and expenses (including third-party fees and expenses) incident to any of the foregoing or incurred in connection with the enforcement of the rights of any Seller Indemnitee with respect to the foregoing.
     9.3 Third Party Claim. Upon receipt by any person seeking to be indemnified pursuant to this Article 9 (the “Indemnitee”) of notice of any legal proceedings, (each a “Claim”) against it which has or is expected to give rise to a claim for Losses, the Indemnitee shall give prompt written notice thereof (which shall be within ten (10) days after receipt by the Indemnitee of such Claim) to the person from which it seeks to be indemnified (the “Indemnitor”), indicating the nature of such Claim and the basis therefor; provided, however, that any delay or failure by the Indemnitee to give notice to the Indemnitor shall relieve the Indemnitor of its obligations hereunder only to the extent, if at all, that it is materially prejudiced by reason of such delay or failure. The Indemnitor shall have thirty (30) days after receipt of the Indemnitee’s notice to elect, at its option, to assume the defense of, at its own expense and by its own counsel reasonably acceptable to the Indemnitee, any such Claim. If the Indemnitor shall undertake to compromise or defend any such Claim, it shall promptly notify the Indemnitee of its intention to do so. Notwithstanding an election by the Indemnitor to assume the defense of such Claim, (i) the Indemnitee shall have the right to employ at its cost separate counsel and to participate in the defense of such Claim, and (ii) the Indemnitee shall have the right at any time after the Indemnitor assumes the defense of such Claim to assume the defense of such Claim if the Indemnitor subsequently determines that it does not believe the Claim is one for which the Indemnitee is entitled to indemnification, compensation or reimbursement under this Article 9 and requests that the Indemnitee assume the defense of such Claim (in which case the Indemnitee may retain the legal counsel previously retained by the Indemnitor to assist in the defense of such Claim). The Indemnitee and Indemnitor and their counsel shall cooperate fully in the compromise or defense of any Claim subject to this Article 9 and keep one another informed of all developments relating to any such Claims, and provide copies of all relevant correspondence and documentation relating thereto. If an Indemnitor receiving a notice of Claim does not elect to defend such Claim within the thirty (30) day period referred to above, the Indemnitee shall have the right, in addition to any other right or remedy it may have hereunder, at the Indemnitor’s expense, to defend such Claim. The Indemnitee’s defense of, or participation in the defense of, any such Claim shall not in any way diminish or lessen the obligations of the Indemnitor under this Article 9. In no event may an Indemnitor or an Indemnitee settle or compromise any Claim without the consent of the other (which consent will not be unreasonably withheld, conditioned or delayed).

     9.4 Indemnity Exclusive Remedy. The indemnity in this Article 9 shall be the exclusive remedy for any misrepresentation or breach of warranty or breach of any covenant or agreement in this Agreement. Notwithstanding anything to the contrary in this Agreement, Purchaser and its successors and assigns understand and agree that the indemnification obligations of Seller under Article 9 of this Agreement shall constitute the sole and exclusive remedy of Purchaser with respect to any matters or claims arising under Environmental Laws. For purposes of this Agreement, (a) “Environmental Laws” means any foreign, federal, state or local law (including common law), statute, ordinance, rule, regulation or contractual obligation governing pollution, the environment or protection of human health or safety, as currently in effect or as may be enacted or amended hereafter. Without limiting the generality of the foregoing, “Environmental Laws” include: (i) the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq., as amended; (ii) CERCLA; (iii) the Superfund Amendment and Reauthorization Act of 1984, as amended; (iv) the Clean Air Act, 42 U.S.C. § 7401 et seq., as amended; (v) the Clean Water Act, 33 U.S.C. § 1251 et seq; (vi) the Safe Drinking Water Act, 42 U.S.C. § 300f et seq.; and (vii) the Occupational Safety and Health Act of 1976, 29 U.S.C. § 651, as amended, and all rules and regulations promulgated thereunder; and (b) “CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, 26 U.S.C. § 4611 and 42 U.S.C. § 9601 et seq., as amended.
     9.5 Survival of Covenants, Representations and Warranties. The representations and warranties of the Parties made herein or in any other documentation delivered pursuant to this Agreement and the covenants and agreements to be performed on or prior to the Closing Date shall survive the Closing Date, and shall not merge with or be extinguished by delivery of any of the assignment and transfer documents contemplated by this Agreement. The absence or limitation of representations and warranties in such documents shall not diminish in any way the representations and warranties of the Parties in this Agreement.
     9.6 Parent or Affiliate Guaranties. The Parties agree that each of them will cause that a Guaranty shall be executed and delivered, at the sole election of the Seller as to which parties shall deliver such Guaranties, (a) in the case of Seller, in the form attached hereto as Exhibit N (the “Seller’s Guaranty”), by either Rio Tinto PLC or Kennecott Holdings Corporation, and (b) in the case of Purchaser, in the form attached hereto as Exhibit O (the “Purchaser’s Guaranty”), by Barrick Gold Corporation, if Seller elects that Rio Tinto PLC shall deliver such Guaranty, or ABX Financeco, Inc., if Seller elects that Kennecott Holdings Corporation shall deliver such Guaranty. Such Guaranties shall provide that the guarantors shall guaranty the accuracy and/or performance of all representations, warranties, covenants, obligations, indemnities and other agreements of the Seller or the Purchaser, as the case may be, and their respective Affiliates under this Agreement and any other agreement or document delivered in connection with this Agreement.
10. COVENANT NOT TO COMPETE.

     Seller shall not directly or indirectly acquire, or cause or permit any of its Affiliates to directly or indirectly acquire, any interest in property within the Area of Interest for two (2) years after the effective date of this Agreement. If Seller breaches this Article 10, Seller shall be obligated to, or shall cause its Affiliate to, offer to convey to the Purchaser and BCI, as required by Article 13 of the Joint Venture Agreement, without cost (other than ongoing obligations (e.g., royalty payments) to the transferor of such property or interest), any such property or interest so acquired. Such offer shall be made in writing and can be accepted by the Purchaser and BCI at any time within forty-five (45) days after it is received by Purchaser and BCI.
11. TERMINATION.
     11.1 Termination. This Agreement may be terminated at any time prior to the Closing only as follows:
          (a) by either the Seller or the Purchaser if the Closing shall not have occurred by March 30, 2008 (the “Termination Date”); provided that the right to terminate this Agreement under this Section 11.1 (a) shall not be available to any Party whose failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date;
          (b) by either the Purchaser or the Seller in the event that any Order from a Governmental Authority has been issued enjoining or preventing the consummation of the transactions contemplated by this Agreement;
          (c) by the Seller, if Purchaser shall have breached any of its representations, warranties, covenants or agreements contained in this Agreement which would give rise to the failure of a condition set forth in Section 6.1, which breach cannot be or has not been cured within twenty (20) days after the giving of written notice by the Seller to the Purchaser specifying such breach. If a notice has been given pursuant to this Section 11.1(c) or pursuant to Section 11.1(d) and such 20 day period would end after the Termination Date, the Termination Date shall automatically be extended until five days after the end of such 20 day period;
          (d) by the Purchaser, if Seller shall have breached any of its representations, warranties, covenants or agreements contained in this Agreement which would give rise to the failure of a condition set forth in Section 6.2, which breach cannot be or has not been cured within twenty (20) days after the giving of written notice by the Purchaser to the Seller specifying such breach; or
          (e) by the mutual written consent of the Seller and the Purchaser.
12. DEFINITIONS AND RULES OF INTERPRETATION.
     12.1 Definitions. Whenever used in this Agreement, the following words and terms have the meanings set out below:

     “Claims” means claims, demands, complaints, grievances, actions, applications, suits, causes of action, Orders, charges, indictments, prosecutions, informations or other similar processes, assessments or rights.
     “Contracts” means any and all contracts, agreements, leases, licenses, obligations, promises, undertakings, understandings, arrangements, commitments, entitlements or engagements to which the relevant Party is a party or by which any of them are bound or under which the relevant Party has, or will have, any liability or contingent liability (in each case, whether written or oral, express or implied).
     “Effective Date” shall have the meaning set forth in Section 7.1 of this Agreement.
     “Encumbrances” means pledges, liens, charges, security interests, leases, title retention agreements, mortgages, deeds of trust, restrictions, developments or similar agreements, easements, rights-of-way, royalties or other burdens on production, title defects or adverse Claims or encumbrances of any kind or character whatsoever including Tax obligations, but excluding any non-material encumbrances that may attach by operation of Law to real property. Any defect in the status of any unpatented mining claim due to the absence of a valid discovery or failure to comply with rules and regulations adopted pursuant to the Mining Law of 1872 shall not be an Encumbrance.
     “Governmental Authorities” means any governments, regulatory authorities, governmental departments, agencies, commissions, bureaus, officials, courts, bodies, boards, tribunals or dispute settlement panels or other Law, rule or regulation-making organizations or entities, in each case, having or purporting to have jurisdiction on behalf of any nation, province, municipality, territory, state or other geographic or political subdivision thereof, or exercising, or entitled or purporting to exercise any administrative, execute, judicial, legislative, policy, regulatory or taxing authority or power.
     “Governmental Authorizations” means authorizations, approvals, certificates, licenses or permits issued to any of the Parties from any Governmental Authority.
     “Laws” means applicable laws, statutes, by-laws, rules, regulations, Orders, ordinances, codes, guidelines, treaties, policies, notices, directions, decrees, judgments or awards.
     “Loss” or “Losses” means all awards, judgments, settlements, interest, penalties, costs, expenses, damages or liabilities, including attorney’s fees and other costs of litigation (either threatened or pending).
     “Material Adverse Change” or “Material Adverse Effect” means with respect to any Person or the Venture, as the case may be in the context in which the definition is used, any change, event, occurrence or effect that is or would reasonably be expected to be materially adverse to the business or financial condition or results of operations of such Person or the Venture, in each case, taken as a whole, other than any such change, event, occurrence or effect resulting from (i) the announcement of the execution of this Agreement or the transactions contemplated hereby, (ii) changes, circumstances or conditions generally affecting the industry in which each of Seller and Purchaser operates, which does not affect such Person or the Venture, its operations or financial condition in any disproportionately adverse manner; or (iii) changes in general economic conditions in the United States, which does not affect such Person or the Venture, its operations or financial condition in any disproportionately adverse manner; provided, that with respect to (ii) and (iii) above, in the case where such Person or the Venture is affected disproportionately, such effect will be considered in determining whether a Material Adverse Effect has occurred only to the extent of the amount of the disproportionate portion of the effect.
     “Orders” means orders, injunctions, judgments, decrees, rulings, awards, assessments, directions, instructions, penalties or sanctions issued, filed or imposed by any Governmental Authority.
     “Parties” means Seller and Purchaser, collectively, and “Party” means either one of them.
     “Person” means any individual, group, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated organization, trust, body corporate, Governmental Authority, and, where the context requires, any of the foregoing when they are acting as trustee, executor, administrator or other legal representative.
     “Post-Effective Date Period” shall have the meaning set forth in Section 7.1 of this Agreement.
     “Tax Returns” means any return, declaration, report, claim for refund or information statement relating to Taxes, and including any amendment thereof.
     “Taxes” means any and all federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities, including taxes based upon or measured by gross receipts, net proceeds, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts.
     12.2 Certain Rules of Interpretation.
     In this Agreement:
          (a) Headings — Headings of Articles and Sections are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

          (b) Including — Where the word “including” or “includes” is used in this Agreement, it means “including (or includes) without limitation”.
          (c) No Strict Construction — The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.
          (d) Number and Gender — Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.
          (e) Time — Time is of the essence in the performance of the Parties’ respective obligations.
          (f) References — Unless otherwise specified, any reference herein to an Article, Section, Exhibit or Schedule refers to those of this Agreement.
          (g) Consistency — If there is any inconsistency or conflict between the provisions contained in the body of this Agreement and those of any Schedule or Exhibit hereto, the provisions contained in the body of this Agreement shall prevail.
13. MISCELLANEOUS MATTERS.
     13.1 Succession. Purchaser may assign all or any part of its interest in this Agreement to any of its Affiliates, provided, however, that Purchaser shall continue to be bound by the terms and conditions of this Agreement unless Seller agrees otherwise. Otherwise, except as provided in Section 13.2 below, before the Closing, neither Party shall have the right to assign all or any part of its interest in this Agreement without the prior written consent of the other Party. This Agreement shall be binding upon and shall inure to the benefit of the Parties, their heirs, successors and permitted assigns.
     13.2 Qualified Intermediary Assignment. Notwithstanding any provision in this Agreement, to facilitate a “like-kind” exchange under Section 1031 of the Internal Revenue Code of 1986, as amended (the “Code”), Seller may assign all or any portion of its rights (but not obligations) under this Agreement with respect to sale of the machinery and equipment, including the Purchase Price allocated thereto in Exhibit C, to a qualified intermediary, an exchange accommodation title holder or one or more single member limited liability companies that are owned by any of the foregoing persons (each a “Qualified Intermediary”) in accordance with the provisions of Section 1031 of the Code, the Treasury Regulations thereunder, and IRS Revenue Procedure 2000-37. Purchaser shall cooperate with the Seller as may be reasonably necessary in connection with such assignment and the deferred tax-free exchange to be accomplished in connection therewith, including acknowledging the execution of a written agreement between Seller and the Qualified Intermediary, subject to reimbursement by Seller for actual out-of-pocket expenses incurred by Purchaser as a result of a request by Seller in connection with the foregoing; and provided Seller does not incur additional obligations or liability as a result of such cooperation or actions. No assignment of rights under this Agreement, under the foregoing provision, shall effect a release of such party from obligations under this Agreement or impose any additional obligation or liability on the other party.
     13.3 Amendment. This Agreement may only be amended by an instrument in writing executed by Purchaser and Seller.
     13.4 Law of Agreement; Exclusive Jurisdiction. This Agreement shall be interpreted and construed under and in accordance with the law of Nevada applicable to contracts made and to be performed wholly within the State of Nevada, without giving effect to any of the conflicts of law provisions thereunder. Any proceeding brought relating to this Agreement shall be brought only in the applicable state and federal courts located in Reno, Nevada and venue shall only be proper in such courts. Each Party hereto agrees and covenants that it will not raise any claim of inconvenient forum or any similar objection to jurisdiction to such courts.
     13.5 Waiver. Any of the terms or conditions of this Agreement may be waived at any time and from time to time, in writing, by such Parties as are entitled to the benefit of such terms or conditions; provided, however, that except as otherwise specifically provided in this Agreement, no failure or delay on the part of either Party in exercising any of their respective rights hereunder upon any failure by the other Party to perform or observe any condition, covenant or provision herein contained shall operate as a waiver thereof, nor shall any single or partial exercise of any of such rights preclude any other or further exercise thereof or the exercise of any other right hereunder. No waiver or release of any of the terms, conditions or provisions of this Agreement shall be valid or asserted or relied upon by either Party hereto or offered in any judicial proceeding or otherwise, unless the same is in writing, duly executed by both Parties.
     13.6 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given (i) when delivered personally, (ii) when received by the addressee, if sent by Federal Express or other generally recognizable express delivery service, or (iii) on the day of transmittal if given by electronic mail (“email”) prior to 5:00 p.m. EST or EDT as may be applicable, on a business day, and on the next following business day if given by email after 5:00 p.m. EST or EDT, as may be applicable, on a business day and on the next business day if given on any day other than a business day at the following addresses (or to such other address for a Party as shall be specified by like notice; provided that notices of a change of address shall be effective only upon receipt thereof). The term “business day” shall mean a business day at the City identified below in the address of the Party to which notice is being given:

If to Purchaser, to:
Barrick Gold Corporation
136 East South Temple, Suite 1059
Salt Lake City, UT 84111-1180
Attn: Rich Haddock
Email address: rhaddock@barrick.com
With a copy to:
Barrick Gold Corporation
Brookfield Place, Canada Trust Tower
Suite 3700, 161 Bay Street
P.O. Box 212
Toronto, Canada
M5J 2S1
Attn: Patrick Garver
Email address: pgarver@barrick.com
If to Seller, to:
Kennecott Explorations (Australia) Ltd.
2711 Centerville Road, Suite 400
Wilmington, DE 19808
Attn: President
With a copy to:
Kennecott Explorations (Australia) Ltd.
c/o Neville Tiffen, Esq.
224 North 2200 West
Salt Lake City, UT 84116
Email address: Neville.Tiffen@riotinto.com
     13.7 Counterparts. This Agreement may be (but shall not be required to be) executed in counterparts notwithstanding that all Parties are not signatories to the same counterpart. Copies containing the signature of all Parties, whether or not in counterparts, shall be delivered to both Purchaser and Seller. This Agreement may be signed by facsimile signatures, each of which shall be considered an original.
     13.8 Severability. In the event that any one or more of the provisions contained in this Agreement shall be invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions of this Agreement shall not be in any way impaired.

respect and of the remaining provisions of this Agreement shall not be in any way impaired.
     13.9 Entire Agreement. This Agreement and the Schedules and Exhibits hereto constitute the entire agreement among the Parties hereto with respect to the transactions contemplated by this Agreement, and there are no agreements, understandings, restrictions, warranties or representations among the Parties with respect to the subject matter hereof, other than those herein, or therein, provided for.
     13.10 Specific Performance; Injunctive Relief. Each of the Parties hereto agrees that irreparable damage could occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the Parties hereto shall be entitled to seek an injunction or injunctions, without the posting of any bond or showing of any cause, to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, including without limitation specifically enforcing the sale of the Purchased Assets and enforcing the assumption of the Assumed Liabilities, this being in addition to any other remedy to which a Party is entitled under Law or in equity, but also subject to the other terms of this Agreement (including the conditions set forth herein). Specific performance shall not be available to a party if the cost, expense or harm is disproportionate to the remedy sought.
     13.11 Election of Remedies; Limitation of Damages. Neither the exercise of, nor the failure to, exercise a right or to give notice of a claim under this Agreement will constitute an election of remedies or limit Purchaser on the one hand, or Seller on the other hand, in any manner in the enforcement of any other remedies that may be available to either of them, whether at law or in equity. No Party hereto shall be liable to another for any consequential, incidental, indirect, special, punitive, exemplary, loss of profits or benefits or similarly based theories of damages except where such damages must be paid to a third party as part of the indemnification obligation hereunder. The rights and remedies provided by this Agreement are cumulative, and the use of any one right or remedy by any Party shall not preclude or waive its right to use any or all other remedies. Said rights and remedies are given in addition to any other rights the Parties may have under Law or otherwise. All the rights and remedies may be exercised and enforced concurrently or whenever occasion for the exercise arises.
     13.12 Performance of Other Party’s Obligations. If any Party fails to perform or observe any of its covenants, agreements or obligations hereunder, in a timely manner after having received notice from the other Party, then the other Party shall have the right, but not the obligation, at its sole election (but not as its exclusive remedy) to perform or observe the covenants, agreements or obligations which are asserted to have not been performed or observed at the expense of the failing Party and to recover all costs or expenses incurred in connection therewith.
[Remainder of page intentionally left blank. Signature page follows.]

     IN WITNESS WHEREOF, the Parties have signed this Agreement on the date first above written.

PURCHASER:

/s/ Darren Blasutti

Darren Blasutti, SVP Corporate Development

By	/s/ Catherine J. Boggs

Title: Vice President, Corp Development

SELLER:

KENNECOTT EXPLORATIONS
(AUSTRALIA) LTD.,
a Delaware corporation

By	/s/ Kay Priestly

Title: Authorized Agent

EXHIBITS

Section 2.2	Exhibit A	Assumption Agreement

Section 2.3	Exhibit B	Royalty Deed

Section 2.4	Exhibit C	Allocation Schedule

Section 5.5	Exhibit D	Seller’s Release

Section 5.5	Exhibit E	Purchaser’s Release

Section 7.3 (a)	Exhibit F	Seller’s Assignment of Venture Interest

Section 7.3(b)	Exhibit G	Seller’s Quitclaim Deed for Real Property

Section 7.3(c)	Exhibit H	Seller’s Assignment of Mining Leases and Agreements

Section 7.3(d)	Exhibit I	Seller’s Quitclaim Deed for Water Rights

Section 7.3 (e)	Exhibit J	Seller’s Assignment of Easements

Section 7.3(f)	Exhibit K	Seller’s Assignment of Environmental Permits

Section 7.3(g)	Exhibit L	Seller’s Bill of Sale for Personal Property

Section 7.3(h)	Exhibit M	Seller’s Assignment of Royalty Interests

Section 9.5	Exhibit N	Seller’s Guaranty

Section 9.5	Exhibit O	Purchaser’s Guaranty

Section 2.3	Exhibit P	Area of Interest

Section 3.12	Exhibit R	Tax Audits

Exhibit A
ASSUMPTION AGREEMENT
     This Assumption Agreement (this “Assumption”) is entered into effective as of _____, 2008 by and between Barrick Gold Finance, Inc. (“Purchaser”) and Kennecott Explorations (Australia) Ltd. (“Seller”).
RECITALS:
     WHEREAS, Seller and Barrick Cortez, Inc., a Delaware corporation (“BCI”), are parties to that certain Amended and Restated Mining Venture Agreement dated as of October 29, 1999, and effective as of January 1, 1998, by and among Placer Cortez Inc. (“PCI”), Placer Dome U.S. Inc. (“PDUS”) and Seller (hereinafter referred to as the “Joint Venture Agreement”), which Joint Venture Agreement governs the joint ownership of and conduct of operations on the property encompassed by the Area of Interest (as such term is defined in the Joint Venture Agreement). BCI has succeeded to PCI’s sixty percent (60%) Participating Interest (as such term is defined in the Joint Venture Agreement) and a corresponding undivided sixty percent (60%) interest, as a tenant-in-common, in the Assets (as such term is defined in the Joint Venture Agreement) owned by the Parties pursuant to the terms of the Joint Venture Agreement and has replaced PDUS as the Manager (as such term is defined in the Joint Venture Agreement). The Joint Venture Agreement is now between Seller and BCI. The joint venture between Seller and BCI is known as the “Cortez Joint Venture”. The mines and operations owned and operated pursuant to the terms of the Cortez Joint Venture are referred to collectively herein as the “Cortez Mine”.
     WHEREAS, Seller owns a forty percent (40%) Participating Interest in the Cortez Joint Venture (the “Venture”) and a corresponding forty percent (40%) undivided interest as a tenant-in-common in all of the Assets of the Venture.
     WHEREAS, effective as of the date of this Assumption, Purchaser is purchasing Seller’s 40% Participating Interest in the Cortez Joint Venture, together with all of Seller’s right, title and interest in the Venture’s Assets (other than mineral interests held by Seller that were offered to the Venture pursuant to the terms of the Joint Venture Agreement and rejected by the Venture), and all other related property rights and assets of Seller located within the Area of Interest (excluding the interests of Seller under the Royalty Deed and the Production Royalty reserved under Section 2.3 of the Purchase Agreement) (the “Purchased Assets”), pursuant to the terms of that certain Purchase Agreement, by and between Purchaser and Seller, dated as of February 21, 2008 (the “Purchase Agreement”).
     WHEREAS, pursuant to the provisions of the Purchase Agreement, Purchaser has agreed to assume the obligations of Seller related to the Cortez Mine, the Joint Venture Agreement and the Purchased Assets, as more fully set forth herein.
AGREEMENT:
     NOW, THEREFORE, for and in consideration of the promises and mutual covenants contained herein, and for other good and valuable consideration, the receipt, adequacy and legal sufficiency of which are hereby acknowledged, the parties hereto do hereby agree as follows:

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     1. Capitalized Terms. Capitalized terms used herein but not defined herein will have the meanings for such terms that are set forth in the Purchase Agreement, or if not defined in the Purchase Agreement, as defined in the Joint Venture Agreement.
     2. Assumption.
          (a) Purchaser hereby assumes all obligations and liabilities of any kind, character or nature whatsoever (whether known or unknown, accrued, absolute, contingent, determined, determinable or otherwise, and whether arising or to be performed prior to, on or after the Closing) of Seller and its Affiliates with respect to the Cortez Venture (collectively, the “Assumed Liabilities”). The Assumed Liabilities shall include, without limitation, any such obligations and liabilities with respect to the following:
               (i) Seller’s ownership of a Participating Interest in the Joint Venture;
               (ii) Seller’s being a party to the Joint Venture Agreement, including funding obligations arising thereunder;
               (iii) Seller’s ownership of an undivided interest in the Venture’s Assets and any other assets included in the Purchased Assets;
               (iv) Operations of the Joint Venture (including developmental, exploration and mining activities) and other operations on or in respect of the Purchased Assets;
               (v) Contracts or other commitments related to Venture Operations or Joint Venture Assets, including royalty contracts and all Seller Obligations;
               (vi) Environmental and reclamation liabilities, obligations or impacts arising from Venture Operations, including the Cortez Mine, or otherwise existing in respect of the Purchased Assets whether on or off of the areas covered thereby including, without limitation, any and all residual liabilities of Seller to the extent that any such liabilities survive a transfer of a Participating Interest pursuant to Section 15.2 of the Joint Venture Agreement, or otherwise;
               (vii) Governmental permits or other authorizations granted in respect of Venture Operations and other undertakings provided in respect thereof, including, without limitation, (A) the Irrevocable Standby Letter of Credit Number SM201472W for approximately $3,500,000 initially issued January 31, 2003 by Wachovia Bank, NA on behalf of Seller for the benefit of the US Department of the Interior, Bureau of Land Management, as amended, and (B) that certain Sale and Purchase Agreement, dated as of October 9, 1991, between, among others, Seller and Vernon Taylor, Jr. (“Taylor”), and the following documents related to such agreement with Taylor: the Royalty Agreement, the Assignment of Venture Interests and Acceptance, the Assumption Agreement, and the Guaranty;
               (viii) Any reclamation or other bonds or any other agreement or business arrangement, other than the Joint Venture Agreement, whereby Seller or any of its Affiliates is, or may be, directly or indirectly responsible for liabilities or obligations of the Cortez Venture; and

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               (ix) The interest in the joint venture formed and operated pursuant to that certain Joint Venture Operating Agreement, dated as of March 7, 1983 and amended on June 17, 1993, between Teck Cominco American Incorporated and Purchaser;
               (x) The residual liabilities of Seller, pursuant to Section 15.2 of the Joint Venture Agreement, except to the extent that any such residual liabilities constitute a breach of the Purchase Agreement; and
               (xi) Pending or future litigation or other legal proceedings in respect to any of items (i) through (x) above.
          (b) Notwithstanding anything contained in this Section 2 to the contrary, Purchaser is not assuming and shall not be liable for any of the following obligations or liabilities of Seller or its Affiliates, and each of such obligations and liabilities shall not be Assumed Liabilities under this Agreement:
               (i) any obligation or liability of Seller arising out of the Purchase Agreement or the breach of any representation, warranty or covenant of the Seller under the Purchase Agreement;
               (ii) any liability or obligation, for any federal, state, local or foreign income tax, gross receipts tax, franchise tax or other tax of any kind or nature on the income, receipts or the Products received by Seller from the Venture or resulting from Seller’s ownership of a Participating Interest in the Venture and its Assets (except for any tax customarily paid by the Venture including, without limitation, the Nevada net proceeds tax related to the Venture’s operations which was assumed by Purchaser and any other tax Purchaser has assumed or agreed to pay pursuant to the Purchase Agreement);
               (iii) any obligation or liability of Seller to any Affiliate of Seller;
               (iv) any obligation or liability of Seller or any of its Affiliates related to any Products of the Venture after distribution of such Product, or the proceeds of the sale thereof, to Seller;
               (v) any obligation of Seller arising from the fraud of Seller;
               (vi) any obligation or liability of Seller or any of its Affiliates for indebtedness for borrowed money or for other debts, liabilities or Losses that are the sole obligation of Seller or any of its Affiliates and not a Venture obligation, even if such indebtedness or liability was created to fund a Venture obligation (except for obligations under 2(a)(viii) above which do not constitute a breach of the Purchase Agreement); and
               (vii) any obligation or liability of Seller, of whatever kind or nature, incurred directly by Seller for its own account (except for obligations under 2(a)(viii) above which do not constitute a breach of the Purchase Agreement).
     3. Indemnification. Purchaser agrees to indemnify and hold the Seller harmless from all Losses incurred by Seller from any of the following:
          (a) Seller being made a party to any litigation, Claims or legal proceedings which relate to an obligation or liability which has been assumed by Purchaser hereunder; or

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          (b) Purchaser’s failure to fulfill or complete any obligation or liability assumed by Purchaser hereunder.
Each of the parties to this Assumption agrees to be bound by the procedural and related indemnification provisions set forth in Sections 9.3 and 9.4 of the Purchase Agreement. The provisions of this Section 3 are in addition to, and not limitation of, Article IX of the Purchase Agreement.
     4. CERCLA Waiver. Purchaser and its successors and assigns hereby waive, and unconditionally release Seller from, any rights and remedies that Purchaser and its successors and assigns may otherwise have against Seller under any Environmental Law, including, without limitation, any claims for contribution under CERCLA or common law. For purposes of this Agreement, (A) “Environmental Laws” means any foreign, federal, state or local law (including common law), statute, ordinance, rule, regulation or contractual obligation governing pollution, the environment or protection of human health or safety, as currently in effect or as may be enacted or amended hereafter. Without limiting the generality of the foregoing, “Environmental Laws” include: (i) the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq., as amended; (ii) CERCLA; (iii) the Superfund Amendment and Reauthorization Act of 1984, as amended; (iv) the Clean Air Act, 42 U.S.C. § 7401 et seq., as amended; (v) the Clean Water Act, 33 U.S.C. § 1251 et seq; (vi) the Safe Drinking Water Act, 42 U.S.C. § 300f et seq.; and (vii) the Occupational Safety and Health Act of 1976, 29 U.S.C. § 651, as amended, and all rules and regulations promulgated thereunder; and (B) “CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, 26 U.S.C. § 4611 and 42 U.S.C. § 9601 et seq., as amended.
     5. Terms of the Purchase Agreement. The provisions of the Purchase Agreement are incorporated herein by this reference. Seller acknowledges and agrees that the terms of this Assumption do not limit the provisions of the Purchase Agreement, including, without limitation, Seller’s representations, warranties, covenants, agreements and indemnities contained therein, and that the provisions of the Purchase Agreement are not superseded hereby but remain in full force and effect to the full extent provided therein.
[remainder of page intentionally left blank; signature page follows]

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     IN WITNESS WHEREOF, the parties have executed this Assumption Agreement as of the date first above written.

SELLER:	PURCHASER:

Kennecott Explorations (Australia) Ltd.	Barrick Gold Finance, Inc.

By:
Name:	By:
Title:	Name:
Title:

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Exhibit B
Form of Royalty Reservation
WHEN RECORDED, RETURN TO:
                    , Esq.
Rio Tinto Legal
224 North 2200 West
Salt Lake City, UT 84116
Tel: 801 238 2400
RIO TINTO PRODUCTION ROYALTY DEED
     FOR GOOD AND VALUABLE CONSIDERATION, the receipt and sufficiency of which are hereby expressly acknowledged, by this Rio Tinto Production Royalty Deed (the “Rio Tinto Royalty Deed”), Kennecott Explorations (Australia) Ltd., a Delaware corporation (hereinafter referred to as “Royalty Holder”), hereby reserves to itself, its successors and assigns, from the transfers of interest to Barrick Gold Finance, Inc., a Delaware corporation (which, together with its transferees, successors and assigns, is hereinafter referred to as “Barrick”) made pursuant to the Purchase Agreement (as defined below), and certain deeds, assignments and assumptions pursuant to the Purchase Agreement, each of even date herewith, a certain “Production Royalty” as hereinafter defined and computed, with respect to the “Property” as defined below. The parties hereto are referred to individually as a “Party” and collectively as the “Parties”.
     The Royalties described in this Rio Tinto Royalty Deed are reserved pursuant to that certain Purchase Agreement, dated February 21, 2008 (the “Purchase Agreement”) by which the Royalty Holder transferred all its rights, titles and interests in the Cortez Joint Venture, as defined in the Purchase Agreement, including its undivided 40% participating interest, other than the Royalty herein described and is subject to the terms and conditions of the Purchase Agreement. The Royalty herein applies to all production of Refined Gold and Refined Silver for the account of Barrick from the Property. Accordingly, there is reserved by Royalty Holder from the conveyance of Royalty Holder’s 40% undivided interest as a tenant in common in the Property made in this Rio Tinto Royalty Deed a Production Royalty in favor of and payable to Royalty Holder as follows.
1. Definition of Production Royalty. The production royalty means the royalty reserved by Royalty Holder pursuant to this Rio Tinto Royalty Deed, out of the 40% undivided tenancy in common interest transferred to Barrick pursuant to the Purchase Agreement, which shall be a percentage of the Returns realized with respect to Refined Gold and Refined Silver delivered with respect to such 40% undivided tenancy in

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common interest from and after the Commencement Date. The percentages of such royalty shall be determined upon Returns realized from Refined Gold and Refined Silver in accordance with the following schedule:

Monthly Average Gold Price
for Applicable Month	Percentage Royalty
Less than $400	0%
$400 and up to but not including $500	0.5%
$500 and up to but not including $600	1.0%
$600 and up to but not including $700	1.5%
$700 and up to but not including $800	2.0%
$800 and up to but not including $900	2.5%
Greater than $900	3.0%
As an example of the foregoing, if 100 ounces of Refined Gold are delivered from a refinery from all operations on the Property (regardless of ownership), and if the monthly average gold price is then $1000 per ounce, then the Production Royalty payable under this Rio Tinto Royalty Deed (without taking into account any Allowable Deductions), would be 3% of the product of 40 ounces of Refined Gold attributed to Barrick’s undivided 40% interest (40% of 100 ounces) multiplied by $1,000, or $1,200.
2. Definitions. Additional terms governing the determination and payment of the Production Royalty are as follows:
A. Property means all interests held as of the date hereof by Barrick in the Cortez Joint Venture properties, including without limitation, the undivided 40% interest held in the following:
     (1) the patented and unpatented mining claims and millsites and fee land identified on Exhibit A-1 attached hereto;
     (2) the leased areas covered by the leases identified on Exhibit A-2 attached hereto (the “Leases”), subject to the provisions of such leases;
     (3) the joint venture agreements identified on Exhibit A-3 attached hereto (the “Joint Venture Agreements”) as to which the Cortez Joint Venture holds, or has the right to acquire, a participating interest, subject to the provisions of such joint venture agreements;
     For greater certainty, the term “Property” does not include any properties within the “Area of Interest” (as such term is defined in the Cortez Joint Venture) in which, as of the date of this Rio Tinto Royalty Deed, neither Barrick nor any of its Affiliates hold any mining claims or other real property interest or the right to acquire the same.

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B. Refined Gold means gold recovered after the treatment of ores mined from the Property that has been refined to meet or exceed generally accepted commercial standards for the “good delivery” of gold bullion on the U.S. or London commodity exchanges. If only a portion of the gold mined from any part of the Property is delivered to the Cortez Joint Venture as a participant in a Joint Venture Agreement, only the refined gold that is attributable to such portion shall be considered to be Refined Gold for purposes of determining the Royalty.
C. Refined Silver means silver that is recovered after the treatment of ores mined from the Property that has been refined to meet or exceed generally accepted commercial standards for the “good delivery” of silver bullion on the U.S. or London commodity exchanges. If only a portion of the silver mined from any part of the Property is delivered to the Cortez Joint Venture as a participant in a Joint Venture Agreement, only the refined silver that is attributable to such portion shall be considered to be Refined Silver for purposes of determining the Royalty.
D. Gold Production means for a calendar month the number of troy ounces of Refined Gold delivered by a refinery attributable to Barrick’s 40% undivided interest as a tenant in common in the Property and delivered to, or for the account of Barrick (or to any Affiliate of Barrick to be allocated to Barrick) during that month.
E. Silver Production means for a calendar month the number of troy ounces of Refined Silver delivered by a refinery attributable to Barrick’s 40% undivided interest as a tenant in common in the Property and delivered to, or for the account of Barrick (or to any Affiliate of Barrick to be allocated to Barrick) during that month.
F. Monthly Average Gold Price means the average London Bullion Market Association P.M. Gold Fix in U.S. Dollars for a calendar month, calculated by dividing the sum of all such prices reported for the applicable month by the number of days for which such prices were reported, in each case as shown in the Financial Times or other similar publication, but corrected to the actual London Bullion Market Association price in the case of errors. If the London Bullion Market Association P.M. Gold Fix ceases to be made or published, all such references shall be replaced with references to prices of gold for immediate delivery in the most nearly comparable established market selected by Barrick, acting reasonably, as such prices are published in “Metals Week” or a similar publication.
G. Monthly Average Silver Price means the average London Bullion Market Association daily price fixing for silver in U.S. Dollars for a calendar month, calculated by dividing the sum of all such prices reported for the applicable month by the number of days for which such prices were reported, as reported in the Financial Times or other similar publication, but corrected to the actual London Bullion Market Association price in the case of errors. If the London Bullion Market Association daily price fixing for silver ceases to be made or published, all such references shall be replaced with references to prices of silver for immediate delivery in the most nearly comparable established market selected by Barrick, acting reasonably, as such prices are published in “Metals Week” or a similar publication.

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H. Gross Value of Refined Gold for a calendar month means the Gold Production for such month multiplied by the Monthly Average Gold Price for that month.
I. Gross Value of Refined Silver for a calendar month means the Silver Production for such month multiplied by the Monthly Average Silver Price for that month.
J. Allowable Deductions means the pro rata portion of royalties as currently exist that are payable to lessors under the Leases or to other parties in respect of production from the Property with respect to the undivided 40% interest of Barrick in the Property. Provided, however, that such deduction shall not continue to apply in respect of any such royalty that Barrick buys out or buys down.
K. Returns means the sum of (i) the Gross Value of Refined Gold and (ii) of the Gross Value of Refined Silver for a calendar month; less Allowable Deductions.
L. Commencement Date means the date when the number of troy ounces of Refined Gold and gold equivalent of Refined Silver delivered after January 1, 2008, from the Property to Barrick and all other Affiliates of Barrick (and not just with respect to the undivided 40% interest held by Barrick) total fifteen (15) million ounces. Gold equivalent of Refined Silver shall be determined by determining the Gross Value of Refined Silver delivered to Barrick and all other Affiliates of Barrick during each month after January 1, 2008 and dividing such amount by the Monthly Average Gold Price for such month. The number so determined shall then be added to the number of ounces of Refined Gold delivered in such month for purposes of determining the Commencement Date.
M. Affiliate means, with respect to any person or entity, any other person or entity that directly or indirectly controls, is controlled by, or is under common control with such person or entity. For purposes of the preceding sentence, “control” means possession, directly or indirectly, of the power to direct or cause direction of management and policies through ownership of voting securities, contract, voting trust, or otherwise.
N. Ounces means troy ounces.
O. Trading Activities means any and all price hedging and price protection activities undertaken by Barrick or its Affiliates with respect to any production from the Property, raw materials, interest rates or currency exchanges including without limitation, any forward sale and/or purchase contracts, spot-deferred contracts, option contracts, speculative purchases and sales of forward, futures and option contracts, both on and off commodity exchanges.
3. Negation of Trading Activities. Trading Activities, and the profits and losses generated thereby, shall not, in any manner, be taken into account in the calculation of royalties due to Royalty Holder, whether in connection with the determination of price, the date of sale, or the date any royalty payment is due. The Royalty Holder acknowledges that Barrick and its Affiliates engaging in Trading Activities may result in

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Barrick and its Affiliates realizing from time to time fewer or more profits for Products than does Royalty Holder, since Royalty Holder’s Production Royalty is established by published prices. Similarly, Royalty Holder shall not be obligated to share in any losses generated by any such Trading Activities with respect to the sales of any product covered by this Rio Tinto Royalty Deed, or otherwise.
4. Obligation to Refine. Barrick shall cause gold and silver obtained from ores mined from the Property to be refined to Refined Gold and Refined Silver on an arm’s length basis from reputable independent first class refineries such as Johnson Mathey, or other similar first class refineries. Should any gold or silver ore be required to be processed at any facility of Barrick or its Affiliates outside of the Property in order to produce a product that can be shipped to a refinery to produce Refined Gold and Refined Silver, such processing will be done on arm’s length terms that are no less advantageous to Barrick as to any other Barrick Affiliate using such facilities. Barrick shall at all times be responsible for tracking and accounting for such gold and silver through delivery of Refined Gold and Refined Silver from the refinery for purposes of the determining the Royalty Commencement Date and the Royalty. In the event any gold or silver ore or any intermediate products are lost after transport off of the Property (other than through normal processing loss), then the amount of the ounces of gold and silver in such lost material shall be included as the Gross Value of Refined Gold or the Gross Value of Refined Silver, as the case may be.
5. Calculation and Payment of Royalty.
A. Prior to Commencement Date. Prior to the Commencement Date, Barrick shall provide statements in reasonable detail by each February 1 showing the quantity of Refined Gold (including gold equivalent of Refined Silver) that has been delivered to Barrick and to each other Affiliate of Barrick during the prior calendar year and the cumulative quantity of Refined Gold (including gold equivalent of Refined Silver) that has been so delivered since the Effective Date. Barrick shall promptly give notice to Royalty Holder when the Commencement Date has occurred.
B. Production Royalty After Commencement Date. Beginning on the Commencement Date the Production Royalty shall be computed and accrued on a monthly basis and shall be paid on a quarterly basis within 45 days after the end of each calendar quarter. Production Royalty payments shall be accompanied by a statement in reasonable detail sufficient to allow Royalty Holder to determine the method of computation of each Production Royalty payment and the accuracy thereof.
C. Method of Making Payments. All payments of money required to be made by Barrick to Royalty Holder hereunder shall be made by wire transfer in immediately available funds to Royalty Holder on or before the due date at an account designated by Royalty Holder. Upon making payment as provided herein, Barrick shall be relieved of any responsibility for the distribution of such payment among Royalty Holder and any of its successors and assigns.

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6. Accounting Principles.
A. Standards. Barrick shall maintain, or cause to be maintained, true and correct records in accordance with GAAP of all ores mined from the Property and the amounts of gold and silver recovered therefrom and converted to Refined Gold and Refined Silver and any intermediate treatment, including without limitation, records with respect to tonnage, volume of products, analyses of products, weight, moisture, assays of payable metal content and other records, as appropriate. All royalty calculations affecting the Production Royalty shall be determined in accordance with GAAP as applied by Barrick.
B. Audit. Royalty Holder shall have the right to audit such records at Barrick’s office, or at such other office where such records are kept, during normal business hours upon reasonable prior notice, provided such audit is conducted by Royalty Holder or by an accounting firm of recognized standing, at least one of whose members is a member of the American Institute of Certified Public Accountants. Royalty Holder shall make available all books and records, refinery statements, and other invoices, receipts and records necessary for purposes of such audit, and shall make available work space and copying facilities, or permit Royalty Holder’s representatives to install copying facilities for use in connection with its audit activities.
C. Disputes. The Royalty Holder shall be deemed to have waived any right it may have had to object to a payment made for any calendar quarter, unless it provides notice in writing of such objection within twenty four (24) months after receipt of final payment for the calendar quarter.
D. Dispute Resolution.
     (1) The Parties will attempt in good faith to resolve promptly any claim or controversy arising out of or relating to any dispute arising under this Rio Tinto Royalty Deed. It is understood that such negotiations shall be deemed to be settlement discussions for purposes of any future proceeding.
     (2) In the event that (i) any dispute arising out of or relating to this Rio Tinto Royalty Deed or its breach, termination or validity has not been resolved after good faith negotiation pursuant to the above procedures within thirty (30) days following either Party delivering notice of such dispute to the other party hereto, and (ii) if such dispute involves (x) monetary claims in an amount of $2,000,000 or less or (y) any other matter arising under this Rio Tinto Royalty Deed, or if both Parties consent in writing to the resolution of any other matter by Arbitration, then and only then shall such claim, controversy or dispute, upon written notice by either Party to the other, be finally settled by arbitration administered by the American Arbitration Association (“AAA”) in accordance with the rules then pertaining, as modified below:
          (a) The arbitration shall be heard by a panel of three (3) independent and impartial arbitrators all of whom shall be selected from a list of neutral arbitrators supplied by the AAA with experience in the hard rock mining field. From

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such list, each Party shall select one (1) arbitrator, and the arbitrators so selected shall select a third. The panel shall designate one (1) among them to serve as chair.
          (b) The arbitration proceedings shall be conducted in the city of Reno, Nevada.
          (c) Any Party may seek interim or provisional remedies under the Federal Rules of Civil Procedure and the United States Federal Arbitration Act as necessary to protect the rights or property of the party pending the decision of the arbitrators.
          (d) The Parties shall allow and participate in limited discovery for the production of documents and taking of depositions, which shall be conducted in accordance with the rules of AAA Arbitration. All discovery shall be completed within sixty (60) days following the filing of the answer or other responsive pleading. Unresolved discovery disputes shall be brought to the attention of the chair of the arbitration panel and may be disposed of by the chair.
          (e) Each Party shall have up to fifty (50) hours to present evidence and argument in a hearing before the panel of arbitrators, provided that the chair of the panel of arbitrators may establish such longer times for presentations as the chair deems appropriate.
          (f) The arbitration award shall be rendered by the arbitrators within fifteen (15) business days after conclusion of the hearing of the matter, shall be in writing and shall specify the factual and legal basis for the award.
          (g) The arbitrators are empowered to order money damages in compensation for a Party’s actual damages, specific performance or other appropriate relief to cure a breach; provided, however, that the arbitrators will have no authority to award special, punitive, exemplary, consequential or liquidated damages, loss of profits or any other money damages that are not measured by the prevailing Party’s actual damages.
          (h) Any judgment upon the award rendered by the arbitration may be entered in any court of competent jurisdiction and shall be deemed to be a final and non-appealable order.
     (3) For any claim, controversy or dispute not specifically described in Subsection D(1) or Subsection D(2) above that is not resolved as provided above, such claim, controversy or dispute shall not be subject to resolution by arbitration absent the prior consent of each Party to the same and shall be subject to resolution by litigation. Each of the Parties hereby agrees that if either it or any of its Affiliates commences any litigation against any other Party or its Affiliates arising under or relating to this Rio Tinto Royalty Deed then the following shall apply:

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     (a) Under all circumstances, any litigation shall be instituted only in a court of competent jurisdiction, whether state or federal, located within the city of Reno, Nevada.
     (b) If any such litigation is commenced, each Party and its Affiliates irrevocably consents and submits to personal jurisdiction of any such court and to the service of process upon them in accordance with the rules or statutes governing service of process; provided that nothing in this Subsection shall be deemed to prevent either Party from seeking to remove any action to federal court in Reno, Nevada; and
     (c) Each Party and its Affiliates waive to the full extent permitted by law (i) the right to trial by jury, (ii) any objection that it may now or hereafter have to venue in any such litigation in a court of competent jurisdiction, whether state or federal, in Reno, Nevada, and (iii) any claim that any such litigation has been brought in an inconvenient forum.
     (4) Each Party is required to continue to perform its obligations under this Agreement pending final resolution of any dispute arising out of or relating to this Agreement, unless to do so would be commercially impossible under the circumstances.
7. General.
A. Right to Inspect. The Royalty Holder or its authorized representative during normal business hours upon reasonable prior notice and not more frequently than twice annually, may inspect and copy all records and data directly pertaining to the computation of its interest and valuation at the office where such records are kept, including without limitation such records and data which are maintained electronically. The Royalty Holder or its authorized representative on reasonable notice to Barrick may enter upon all surface and subsurface portions of the Property for the purpose of inspection the Property, all improvements thereto and operations thereon for the limited purpose of verifying procedures directly related to computation of the Production Royalty and only to the extent and at such frequency as is reasonably necessary to achieve such verification. Royalty Holder shall enter such property at the Royalty Holder’s own risk and may not unreasonably hinder operations on or pertaining to the Property. The Royalty Holder shall indemnify and hold harmless Barrick and its Affiliates (including without limitation direct and indirect parent companies), and its or their respective directors, officers, shareholders, employees, agents and attorneys, from and against any liabilities which may be imposed upon, asserted against or incurred by any of them by reason of injury to the Royalty Holder or any of its agents or representatives caused by the Royalty Holder’s exercise of its rights herein on such property.
B. No Development Covenants. Barrick shall have no obligation to mine, to continue mining, or to mine any particular quantities of gold-bearing or silver-bearing ores from the Property or to recover gold or silver therefrom in respect of the Royalty. Barrick’s only obligation is to pay the Royalty to Royalty Holder on any gold or silver

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that is recovered from ores mined from the Property subject to the terms and conditions in this Rio Tinto Royalty Deed. Royalty Holder’s interest in the Property shall be solely that of a non-participating royalty holder and it shall have no rights to participate or influence management or decision-making regarding operations on the Property. Royalty Holder expressly disclaims any implied covenants of diligence with respect to operations on the Property, including without limitation all exploration, development, mining, and processing operations.
C. Interest in Real Property. The Royalty interest provided in this Rio Tinto Royalty Deed shall attach to (i) any amendments, relocations, adjustments, resurvey, additional locations of any existing mining claims or conversions of any mining claims comprising the Property, and any extralateral rights claimed by Barrick pertaining to any interests within the Property, and (ii) to any renewal, amendment or other modification or extensions of any leases of any real property interests now existing or hereafter arising comprising the Property. The Royalty interest is a real property interest that runs with the Property, is perpetual, and shall be applicable to Barrick and its transferees, successors and assigns of the Property; provided, however, that the Royalty shall not be applicable to any lands subject to a joint venture agreement as to which the Cortez Joint Venture has no further participating interest. Barrick acknowledges that the Royalty Holder will record this Rio Tinto Royalty Deed, the costs of which shall be borne by Royalty Holder.
D. Confidentiality. Except as provided in Subsection 7D(1), all information and data provided to the Royalty Holder under the terms of this Rio Tinto Royalty Deed shall not be disclosed by the Royalty Holder to any third party or the public without the prior written consent of Barrick, which consent shall not be unreasonably withheld.
     (1) The consent required by this Section shall not apply to a disclosure:
     (a) By a Royalty Holder to a potential successor of all or any significant portion of its interests under this Rio Tinto Royalty Deed, or to a potential successor by consolidation or merger, or to a proposed joint venture or partnership in which such Royalty Holder may become a participating partner or venturer;
     (b) To an Affiliate or representative that has a bona fide need to be informed (but subject to the obligations of confidentiality herein);
     (c) To a governmental agency or to the public which the disclosing Party believes in good faith is required by applicable laws or the rules of any stock exchange;
     (d) Made in connection with litigation or arbitration involving a Party where such disclosure is required by the applicable tribunal or is, on the advice of counsel for such Party, necessary for the prosecution of the case, but subject to prior notification to the other Party to enable such Party to seek appropriate protective orders.

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     (2) Prior to any disclosure described in Subsections 7D(1)(a) or (b) above, such third party shall first agree to protect the confidential information from further disclosure to the same extent as the Parties are obligated under this Section 7D.
E. Commingling. Barrick shall have the right to commingle ore mined from the Property or intermediate products derived after the treatment thereof with ores or intermediate products from lands other than the Property after such ores or products have been weighed or measured, sampled and analyzed in accordance with sound mining and metallurgical practices such that Royalty Holder’s Royalty can be reasonably and accurately determined. Upon request to Barrick, and at Royalty Holder’s expense, Royalty Holder shall have the right to have a representative present at the time all such samples and measurements are taken. Royalty Holder’s representative shall have the right to secure sample splits for the purpose of confirming the accuracy of all measurements. If Royalty Holder’s assay results differ from Barrick’s, Barrick shall perform a check assay. Any remaining disputes concerning assays, or other disputes concerning commingling procedures or results, shall be subject to arbitration as provided in Section 6D hereof.
F. Transfers.
     (1) Right of First Offer. Royalty Holder shall not assign or otherwise sell all or any portion of its Royalty interest or its rights established herein as to the Royalty unless Royalty Holder first offers to sell the interest to be assigned or otherwise transferred (the “Offered Interest”) to Barrick as provided in this Section 7F(1). Within thirty (30) days of receipt of such offer, Barrick shall deliver to Royalty Holder the proposed terms of sale of the Offered Interest which shall provide for a price payable in cash in U.S. currency. The said delivery shall constitute an offer by Barrick to purchase the Offered Interest at the price and upon the terms set out in the offer. The Royalty Holder shall have 30 days after receipt of the offer within which to deliver written notice to Barrick of its acceptance or rejection of the offer. If Royalty Holder delivers written notice accepting the offer within the period provided, both parties shall be bound by the terms thereof. If Royalty Holder fails to deliver such acceptance notice within the period provided, the offer shall be deemed not to have been accepted by Royalty Holder. If the Royalty Holder does not deliver the acceptance notice within such period, Royalty Holder may sell the Offered Interest to any other third party upon terms that are no less favorable to Royalty Holder than the terms set forth in the offer from Barrick. If Royalty Holder does not close the transaction within 180 days after expiration of the 30-day acceptance or rejection period referred to above, then Royalty Holder shall once again be obligated to comply with the provisions of this Section prior to selling the Offered Interest. Provided, however, that nothing in the foregoing shall be deemed to apply to any pledge or assignment of the Royalty Interest as collateral in connection with any financing by the Royalty Holder by a non-Affiliate third party.
     (2) Notice of Transfer. No assignment or other transfer of all or any portion of Royalty Holder’s Royalty interest or its rights established herein as to the Royalty shall

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be binding upon Barrick, regardless of whether Barrick has actual or constructive knowledge of the change of ownership, until the date upon which Barrick has received from the transferee a certified copy of the instrument or instruments of transfer satisfactory, in the opinion of Barrick acting reasonably to evidence the change of ownership and to establish the right, title, or interest of the claiming party and the extent thereof.
     (3) Transfer Conditions. No change or division in the ownership of the Production Royalty, however accomplished, shall enlarge the obligations or diminish the rights of Barrick. Royalty Holder covenants that any change in ownership of the Production Royalty shall be accomplished in such a manner that Barrick shall be required to make payments and give notice to no more than one Person, and upon breach of this covenant, Barrick and its Affiliates may retain all payments otherwise due in escrow until the breach has been cured. No change or division in the ownership of the Royalties shall be binding on Barrick until a certified copy of the recorded instrument evidencing the change or division in ownership has been received by Barrick.
     (4) Assignment by Barrick. Subject always to this Rio Tinto Royalty Deed, if Barrick transfers all or any portion of its interest in the Property, upon obtaining from the transferee a written assumption of the obligations of Barrick pursuant to this Rio Tinto Royalty Deed with respect to the interest so transferred, Barrick shall thereupon be relieved of all liability for payment of Royalties under this Rio Tinto Royalty Deed for any Royalties that may thereafter arise with respect to such transferred interest, so long as the Royalty established hereby remains a real property interest running with the Property and the effect of which is not thereby threatened. Barrick shall not be relieved of any accrued Royalties unpaid at the time of the transfer.
G. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given (i) when delivered personally, (ii) when received by the addressee, if sent by Federal Express or other generally recognizable express delivery service, (iii) five business days after being sent by certified mail, return receipt requested, or (iv) on the day of transmittal if given by electronic mail (“email”) prior to 5:00 p.m. EST or EDT as may be applicable, on a business day, and on the next following business day if given by email after 5:00 p.m. EST or EDT, as may be applicable, on a business day and on the next business day if given on any day other than a business day at the following addresses (or to such other address for a Party as shall be specified by like notice; provided that notices of a change of address shall be effective only upon receipt thereof). The term “business day” shall mean a business day at the City identified below in the address of the Party to which notice is being given:
If to Barrick, to:

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Email address:
If to Royalty Holder, to:

Email address:
A party may change its address by notice to the other party.
H. Governing Law. The provisions hereof regarding the Royalty shall be interpreted and enforced in accordance with the internal laws of the State of Nevada, excluding any conflict of law principles that would require the application of the laws of any other jurisdiction.
I. Amendment and Waiver. This Rio Tinto Royalty Deed may only be amended by an instrument in writing signed by the Parties hereto. Any term or provision of this Agreement may be waived at any time by the Party or Parties entitled to the benefits thereof but (a) no such waiver shall be effective unless in writing and signed by the Party claimed to have made such waiver, and (b) no waiver of any term, provision or breach of this Rio Tinto Royalty Deed shall operate or be construed as a waiver of the same or any other term or provision, or any other breach of this Rio Tinto Royalty Deed, on any other occasion.
J. Severability. In case any one or more of the provisions contained in this Rio Tinto Royalty Deed shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not effect any other provision hereof, and this Rio Tinto Royalty Deed shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.
K. Limitation of Damages. No Party shall be liable to the other hereunder for special, punitive, exemplary, consequential or liquidated damages, loss of profits or any other monetary damages that are not measured by the prevailing Party’s actual damages.
     IN WITNESS WHEREOF, Barrick and the Royalty Holder have executed this Rio Tinto Royalty Deed on [•], 2008.

BARRICK:	ROYALTY HOLDER:

[BARRICK GOLD FINANCE, INC.	KENNECOTT EXPLORATIONS
(AUSTRALIA) LTD.
By:	By:
Name:	Name:
Title:	Title:

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STATE OF	)
) ss.
COUNTY OF	)
      On this, the                       day of                                             , 20___, before me, the undersigned Notary Public, personally appeared
                                      , the                                                                  of                                            , a                                             company, known to me to be the person whose name is subscribed to the foregoing instrument and acknowledged that he/she executed the same on behalf of Barrick for the purposes therein contained.
     IN WITNESS WHEREOF, I hereunto set my hand and official seal.

Notary Public
My commission expires:

STATE OF	)
) ss.
COUNTY OF	)
     On this, the           day of                      , 20 ___, before me, the undersigned Notary Public, personally appeared                                     , the                                             of                                            , a                       company, known to me to be the person whose name is subscribed to the foregoing instrument and acknowledged that he/she executed the same on behalf of the Royalty Holder for the purposes therein contained.
     IN WITNESS WHEREOF, I hereunto set my hand and official seal.

Notary Public
My commission expires:

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Exhibit A-1
Patented and Unpatented Mining Claims, Millsites and Fee Lands:
[to be furnished]

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Exhibit A-2
Leases
[to be furnished]

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Exhibit A-3
Joint Venture Agreements
[to be furnished]

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Exhibit C
to
Purchase Agreement
ALLOCATION SCHEDULE
The Tax Purchase Price shall be allocated as follows:
1. Inventory: The fair market value of gold and silver inventory shall be computed by subtracting from the final selling price of the gold and silver produced from the inventory on hand at the Closing Date (or if such data is not available with respect to the Closing Date, the most recent prior date for which such information is available) (“Pricing Date”) the average cost for the month in which the Pricing Date occurs to process said inventory into salable gold and silver.
2. Tangible property other than inventory and Seller’s economic interest in minerals in place: The agreed fair market value of each asset in this category shall be as set forth on the most recent monthly balance sheet available on the Closing Date which has been prepared by the Cortez Joint Venture in a manner consistent with past practice.
3. Seller’s economic interest in minerals in place: The agreed fair market value shall be equal to the Tax Purchase Price minus the portions thereof previously allocated in paragraphs 1 and 2 above.
Of the total amount allocated pursuant to this paragraph 3 to Seller’s economic interest in minerals in place, Purchaser shall prepare and submit to Seller for Seller’s review no later than 20 days after the Closing Date an apportionment of this total amount between Seller’s interest in all fee and leasehold interests (including patented claims) and Seller’s interest in unpatented claims in which Seller has an economic interest in minerals in place. This apportionment shall be made in Purchaser’s reasonable discretion and Seller shall have 10 days to review such apportionment. Following such review, if Purchaser and Seller cannot agree on the apportionment of this item in 15 days, the matter shall be submitted to mediation before a mutually agreed upon accountant experienced in such matters from a major accounting firm.

Exhibit D
SELLER’S RELEASE
     THIS SELLER’S RELEASE (the “Release”) is given by Kennecott Explorations (Australia) Ltd. (“Seller”) effective as of the                       day of                                            , 2008.
Background:
     WHEREAS, Seller and Barrick Cortez, Inc. (“BCI”) are parties to that certain Amended and Restated Mining Venture Agreement, effective as of January 1, 1998 (the “Joint Venture Agreement”), which governs the operations of the Joint Venture (the “Joint Venture”).
     WHEREAS, Barrick Gold Finance, Inc. (the “Purchaser”) is purchasing Seller’s 40% interest in the Joint Venture, Seller’s 40% undivided interest in the assets of the Joint Venture and certain other assets, but excluding the interests of Seller under the Royalty Deed and the Production Royalty reserved under Section 2.3 of the Purchase Agreement, (the “Purchased Assets”) pursuant to the terms of that certain Purchase Agreement dated as of the 21st day of February, 2008 by and between Seller and Purchaser (the “Purchase Agreement”).
     WHEREAS, as a condition to the purchase by Purchaser of the Purchased Assets from Seller, Seller is obligated to execute this Release, which, among other things, releases BCI, the Joint Venture, Purchaser, the Affiliates of BCI and Purchaser, and the predecessors in interest of BCI, as well as the officers, directors, partners, managers, stockholders, employees, agents and representatives of each such entity (each a “Barrick Group Member” and collectively the “Barrick Group”), from claims of the Seller and its Affiliates related to the ownership and operation of the Joint Venture as more fully set forth herein.
     All capitalized terms used herein and not otherwise defined herein shall have the meaning ascribed to them in the Purchase Agreement or, if no such meaning is ascribed in the Purchase Agreement, in the Joint Venture Agreement.
Release:
     NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is acknowledged, Seller hereby gives the following release:
     1. Release of Claims.
          (a) In exchange for the considerations stated in the Purchase Agreement, except as provided in Section 1(b) below, the Seller on behalf of itself and its Affiliates (each a “Seller Group Member” and collectively the “Seller Group”), hereby irrevocably, unconditionally and completely releases and discharges each Barrick Group Member of and from, and agrees to indemnify each Barrick Group Member for and hold them harmless against, any and all claims, liabilities, charges, demands, grievances and causes of action of any kind or nature whatsoever whether direct or indirect, liquidated or unliquidated, accrued or unaccrued, known or unknown, which Seller or any other Seller Group Member had, has, may in the future have, or may claim to have against any Barrick Group Member arising out of, connected with, or relating to the Joint Venture (hereinafter, collectively referred to as the “Claim(s)”). Claims released hereunder include, without limitation:
               (i) Claims based on or arising out of actions or omissions of the Manager of the

Joint Venture, or the actions or omissions of any representative of a Barrick Group Member as a member of the Joint Venture’s Management Committee;
               (ii) Claims based on or arising under the Joint Venture Agreement;
               (iii) Claims based on violations of law with respect to the Joint Venture or its operations, assets or conduct;
               (iv) Claims based on or relating to operational and administrative matters with respect to the Joint Venture, the Cortez Mine or the assets and production of the Cortez Mine (including production, budgeting and financial reporting matters); and
               (v) Claims of or based upon membership or ownership in the Joint Venture or ownership with respect to the assets of the Joint Venture or Cortez Mine, rights of audit or to information, benefits, rights to profits or sharing of assets or value, amounts or value of mineral ore, damages, services, lost profits or value, payments or distributions (whether in-kind or in cash), whether direct or indirect.
          (b) Notwithstanding anything contained in this Release to the contrary, the Seller and Seller Group are not releasing the Barrick Group Members from, and will not be required to indemnify the Barrick Group Members for or hold them harmless against, any Claims arising out of or related to any of the following:
               (i) any obligation or liability of Purchaser or its Affiliates arising out of the Purchase Agreement, the Royalty Deed or any document required to be delivered by Purchaser or its Affiliates under the Purchase Agreement, including breach of any representation, warranty or covenant of the Purchaser under the Purchase Agreement;
               (ii) fraud by any Barrick Group Member; and
               (iii) the audit rights set forth in the provisions of the Purchase Agreement.
     2. Full and Complete Release. The Seller understands and agrees that it is releasing and waiving Claim(s) that the Seller and other members of the Seller Group do not know exist or may exist in the Seller Group’s favor at this time which, if known by them, would materially affect Seller’s decision to sign this Release. Nonetheless, for the purpose of implementing a full and complete release and discharge of the Claims, the Seller expressly acknowledges that the release set forth in this Release is intended to include in its effect, without limitation, all Claim(s) which Seller and the other Seller Group Members do not know or suspect to exist in their favor or to their benefit at the time of execution hereof and that the release set forth here contemplates the extinguishment of any such Claim(s).
     3. Not an Admission. This Release does not constitute an admission by any person, and each party specifically denies that it has violated any agreement, contract, law, or regulation or that it has otherwise done any other wrongful act.
     4. Covenant Not to Sue. With respect to the subject matter contained in this Release, the Seller, on behalf of itself and its Affiliates, hereby agrees and covenants that neither Seller nor any of Seller’s Affiliates shall bring suit, or commence any other legal proceeding at law or in equity, seeking to recover any amounts or bring any action relating to the matters released herein.

     5. Miscellaneous. This Release represents the entire agreement between the parties with respect to the subject matter contained herein, except as otherwise specifically set forth or referred to herein, or as set forth in the Purchase Agreement or other documents contemplated thereby, and no other promises or agreements have been made to any party other than those contained in this Release and those agreements. This Release shall be governed by the laws of the State of Nevada, without giving effect to any conflicts of laws provisions contained therein, and any litigation or proceeding in connection herewith shall be brought solely in the applicable state and federal courts located in Nevada, in accordance with the terms of the Purchase Agreement. This Release may not be modified except by a document signed by Purchaser. The Seller represents and warrants that neither it nor any other Seller Group Member has assigned any Claim(s) released by this Release, or any interest therein, to any third party, and that they are authorized to execute this Release. Any waiver by any Barrick Group Member of any breach of any kind or character whatsoever by Seller, whether such waiver be direct or implied, shall not be construed as a continuing waiver of, or consent to, any subsequent breach of this Release on the part of Seller. In addition, no course of dealing between the parties, nor any delay in exercising any rights or remedies hereunder or otherwise, shall operate as a waiver of any of the rights or remedies of the parties. The provisions of the Release are severable. If any part of this Release is found to be unenforceable, the other provisions shall remain fully valid and enforceable. It is the intention and agreement of the parties that all of the terms and conditions hereof be enforced to the fullest extent permitted by law. This Release shall inure to the benefit of and shall bind the successors and assigns of the respective parties hereto.
[remainder of page intentionally left blank; signature pages follow]

     IN WITNESS WHEREOF, the Seller has caused this Release to be signed by their respective officers thereunto duly authorized as of the date first written above.

KENNECOTT EXPLORATION (AUSTRALIA) LTD.:

By:

Name:

Its:

Exhibit E
PURCHASER’S RELEASE
     THIS PURCHASER’S RELEASE (the “Release”) is given by Barrick Cortez, Inc. (“BCI”), the Cortez Joint Venture (the “Joint Venture”) and Barrick Gold Finance, Inc. (“Purchaser”) (collectively referred to herein as the “Barrick Group”), effective as of the            day of                     , 2008.
Background:
     WHEREAS, BCI and Kennecott Explorations (Australia) Ltd. (“Seller”) are parties to that certain Amended and Restated Mining Venture Agreement, effective as of January 1, 1998 (the “Joint Venture Agreement”), which governs the operations of the Cortez Joint Venture (the “Joint Venture”).
     WHEREAS, Purchaser is purchasing Seller’s 40% interest in the Joint Venture, Seller’s 40% undivided interest in the assets of the Joint Venture and certain other assets (the “Purchased Assets”) pursuant to the terms of that certain Purchase Agreement dated as of the 21st day of February, 2008 by and between Seller and Purchaser (the “Purchase Agreement”).
     WHEREAS, as a condition to the sale by Seller of the Purchased Assets to Purchaser, the Barrick Group is obligated to execute this Release, which, among other things, releases the Seller and its Affiliates, as well as the officers, directors, partners, managers, stockholders, employees, agents and representatives of each such entity from claims of the Barrick Group related to the ownership and operation of the Joint Venture as more fully set forth herein.
     All capitalized terms used herein and not otherwise defined herein shall have the meaning ascribed to them in the Purchase Agreement or, if no such meaning is ascribed in the Purchase Agreement, in the Joint Venture Agreement.
Release:
     NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is acknowledged, the Barrick Group hereby gives the following release:
     1. Release of Claims. In exchange for the considerations stated in the Purchase Agreement, the Barrick Group on behalf of themselves and any Affiliates of the Barrick Group, hereby irrevocably, unconditionally and completely release, discharge and agree to hold harmless Seller and each of its Affiliates of and from any and all claims, liabilities, charges, demands, grievances and causes of action of any kind or nature whatsoever whether direct or indirect, liquidated or unliquidated, accrued or unaccrued, known or unknown, which the Barrick Group or any of their predecessors in interest had, has, may in the future have, or may claim to have against Seller or its Affiliates (hereinafter, collectively referred to as the “Claim(s)”) relating to any of the following:
               (i) Seller’s ownership of a Participating Interest in the Joint Venture;
               (ii) Seller’s being a party to the Joint Venture Agreement, including funding obligations arising thereunder;

Page 1 -

               (iii) Seller’s ownership of an undivided interest in the Venture’s Assets and any other assets included in the Purchased Assets;
               (iv) Operations of the Joint Venture (including developmental, exploration and mining activities) and other operations on or in respect of the Purchased Assets;
               (v) Contracts or other commitments related to Venture Operations or Joint Venture Assets, including royalty contracts;
               (vi) Environmental and reclamation liabilities, obligations or impacts arising from Venture Operations, including the Cortez Mine, or otherwise existing in respect of the Purchased Assets whether on or off of the areas covered thereby;
               (vii) Governmental permits or other authorizations granted in respect of Venture Operations and other undertakings provided in respect thereof, including, without limitation, (A) the Irrevocable Standby Letter of Credit Number SM201472W for approximately $3,500,000 initially issued January 31, 2003 by Wachovia Bank, NA on behalf of Seller for the benefit of the US Department of the Interior, Bureau of Land Management, as amended, and (B) that certain Sale and Purchase Agreement, dated as of October 9, 1991, between, among others, Seller and Vernon Taylor, Jr. (“Taylor”), and the following documents related to such agreement with Taylor: the Royalty Agreement, the Assignment of Venture Interests and Acceptance, the Assumption Agreement, and the Guaranty;
               (viii) Any reclamation or other bonds or any other agreement or business arrangement, other than the Joint Venture Agreement, whereby Seller or any of its Affiliates is, or may be, directly or indirectly responsible for liabilities or obligations of the Cortez Venture, including, without limitation, the following agreements;
               (ix) The interest in the joint venture formed and operated pursuant to that certain Joint Venture Operating Agreement, dated as of March 7, 1983 and amended on June 17,1993, between Teck Cominco American Incorporated and Purchaser;
               (x) The residual liabilities of Seller, pursuant to Section 15.2 of the Joint Venture Agreement, except to the extent that any such residual liabilities constitute a breach of the Purchase Agreement; and
               (xi) Pending or future litigation or other legal proceedings in respect to any of items (i) through (x) above.
          (b) Notwithstanding anything contained in this Section 1 to the contrary, Purchaser is not assuming and shall not be liable for any of the following obligations or liabilities of Seller or its Affiliates, and each of such obligations and liabilities shall not be Assumed Liabilities under this Agreement:
               (i) any obligation or liability of Seller arising out of the Purchase Agreement or the breach of any representation, warranty or covenant of the Seller under the Purchase Agreement;
               (ii) any liability or obligation, for any federal, state, local or foreign income tax, gross receipts tax, franchise tax or other tax of any kind or nature on the income, receipts or the Products received by Seller from the Venture or resulting from Seller’s ownership of a Participating Interest in the Venture and its Assets (except for any tax customarily paid by the Venture including, without limitation, the

Page 2 -

Nevada net proceeds tax related to the Venture’s operations which was assumed by Purchaser and any other tax Purchaser has assumed or agreed to pay pursuant to the Purchase Agreement);
               (iii) any obligation or liability of Seller to any Affiliate of Seller;
               (iv) any obligation or liability of Seller or any of its Affiliates related to any Products of the Venture after distribution of such Product, or the proceeds of the sale thereof, to Seller;
               (v) any obligation of Seller arising from the fraud of Seller;
               (vi) any obligation or liability of Seller or any of its Affiliates for indebtedness for borrowed money or for other debts, liabilities or Losses that are the sole obligation of Seller or any of its Affiliates and not a Venture obligation, even if such indebtedness or liability was created to fund a Venture obligation (except for obligations under 1(a)(viii) above which do not constitute a breach of the Purchase Agreement); and
               (vii) any obligation or liability of Seller, of whatever kind or nature, incurred directly by Seller for its own account (except for obligations under 1(a)(viii) above which do not constitute a breach of the Purchase Agreement).
     2. Full and Complete Release. The Barrick Group understands and agrees that they are releasing and waiving Claim(s) that the Barrick Group does not know exist or may exist in the Barrick Group’s favor at this time which, if known by them, would materially affect their decision to sign this Release. Nonetheless, for the purpose of implementing a full and complete release and discharge of the Claims, the Barrick Group expressly acknowledges that the release set forth in this Release is intended to include in its effect, without limitation, all Claim(s) which the Barrick Group does not know or suspect to exist in their favor or to their benefit at the time of execution hereof and that the release set forth here contemplates the extinguishment of any such Claim(s).
     3. Not an Admission. This Release does not constitute an admission by any person, and each party specifically denies that it has violated any agreement, contract, law, or regulation or that it has otherwise done any other wrongful act.
     4. Covenant Not to Sue. With respect to the subject matter contained in this Release, the Barrick Group, on behalf of themselves and their Affiliates, hereby agrees and covenants that they shall not bring suit, or commence any other legal proceeding at law or in equity, seeking to recover any amounts or bring any action relating to the matters released herein.
     5. Miscellaneous. This Release represents the entire agreement between the parties with respect to the subject matter contained herein, except as otherwise specifically set forth or referred to herein, or as set forth in the Purchase Agreement or other documents contemplated thereby, and no other promises or agreements have been made to any party other than those contained in this Release and those agreements. This Release shall be governed by the laws of the State of Nevada, without giving effect to any conflicts of laws provisions contained therein, and any litigation or proceeding in connection herewith shall be brought solely in the applicable state and federal courts located in Nevada, in accordance with the terms of the Purchase Agreement. This Release may not be modified except by a document signed by Seller. The Barrick Group represents and warrants that they have not assigned any Claim(s) released by this Release, or any interest therein, to any third party, and that they are authorized to execute this Release. Any waiver by Seller of any breach of any kind or character whatsoever by the Barrick Group, whether such waiver be direct or implied, shall not be construed as a continuing waiver of, or consent to, any subsequent breach of this Release on the

Page 3 -

part of the Barrick Group. In addition, no course of dealing between the parties, nor any delay in exercising any rights or remedies hereunder or otherwise, shall operate as a waiver of any of the rights or remedies of the parties. The provisions of the Release are severable. If any part of this Release is found to be unenforceable, the other provisions shall remain fully valid and enforceable. It is the intention and agreement of the parties that all of the terms and conditions hereof be enforced to the fullest extent permitted by law. This Release shall inure to the benefit of and shall bind the successors and assigns of the respective parties hereto. This Release may be executed in any number of counterparts, each of which shall be deemed an original, and, as executed, shall constitute one agreement, binding upon all of the parties hereto, even though all of the parties do not sign the same counterpart.
[remainder of page intentionally left blank; signature pages follow]

Page 4 -

     IN WITNESS WHEREOF, the parties hereto have caused this Release to be signed by their respective officers thereunto duly authorized as of the date first written above.

BARRICK GROUP:

Barrick Cortez, Inc.

By:
Name:
Its:

Barrick Gold Finance, Inc.

By:
Name:
Its:

Cortez Joint Venture,

By its only two members

Barrick Cortez, Inc.

By:
Name:
Its:

Barrick Gold Finance, Inc.

By:
Name:
Its:

Page 5 -

Exhibit F
Assignment of Participating Interest
     This Assignment of Participating Interest (“Assignment”), dated as of the            day of                     , 2008, is from KENNECOTT EXPLORATIONS (AUSTRALIA) LTD., a Delaware corporation (“Assignor”), to BARRICK GOLD FINANCE, INC., a Delaware corporation whose address for purposes of this Assignment is                                                              (“Assignee”).
     WHEREAS Assignor is a party to that certain Amended and Restated Mining Venture Agreement dated as of October 29, 1999, and effective as of January 1, 1998, by and among Placer Cortez Inc. (“PCI”), Placer Dome U.S. Inc. (“PDUS”) and Assignor (the “JVA”); and
     WHEREAS the JVA governs the joint ownership of and conduct of operations on the property encompassed by the area described in Exhibit A hereto (the “Area of Interest”); and
     WHEREAS the JVA provides that Assignor shall have a forty percent (40%) Participating Interest (as such term is defined in the JVA) and a corresponding undivided forty percent (40%) interest, as a tenant-in-common, in the Assets (as such term is defined in the JVA), that PCI shall have a sixty percent (60%) Participating Interest and a corresponding undivided sixty percent (60%) interest, as a tenant-in-common, in the Assets, and that PDUS shall be the Manager (as such term is defined in the JVA) of the joint venture known as the “Cortez Joint Venture”; and
     WHEREAS the mines and operations owned and operated pursuant to the terms of the Cortez Joint Venture are referred to collectively herein as the “Cortez Mine”; and
     WHEREAS Barrick Cortez, Inc., a Delaware corporation (“BCI”), has succeeded to PCI’s sixty percent (60%) Participating Interest and a corresponding undivided sixty percent (60%) interest, as a tenant-in-common, in the Assets, and BCI or an affiliate thereof has replaced PDUS as the Manager; and
     WHEREAS Assignor and Assignee have entered into that certain Purchase Agreement dated as of                                         , 2008 (the “Purchase Agreement”), pursuant to which Assignor has agreed to sell, assign, transfer and convey to Assignee Assignor’s forty percent (40%) Participating Interest in the Cortez Joint Venture, together with its corresponding undivided forty percent (40%) interest as a tenant-in-common in and to the Assets, as well as all of Assignor’s right, title and interest in and to any other properties or assets held by Assignor in the Area of Interest except those properties or assets, if any, that were previously offered by Assignor to the Cortez Joint Venture in accordance with the JVA and refused by the Cortez Joint Venture and excluding the interests of Seller under the Royalty Deed and the Production Royalty reserved under Section 2.3 of the Purchase Agreement;

     NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:
     1. Assignment. Assignor hereby assigns, transfers and quitclaims to Assignee all of Assignor’s forty percent (40%) Participating Interest in the Cortez Joint Venture and all of Assignor’s right, title and interest under the JVA, together with a corresponding undivided forty percent (40%) interest as a tenant-in-common in and to all Assets of the Cortez Joint Venture, as well as all of Assignor’s right, title and interest in and to any other properties or assets held by Assignor relating to the Cortez Mine or to the Cortez Joint Venture or to the land within the Area of Interest except those, if any, that were previously offered by Grantor to the Cortez Joint Venture in accordance with the JVA and refused by the Cortez Joint Venture (collectively, the “Participating Interest”).
     2. After-Acquired Interests. This Assignment is meant to and shall also transfer to Assignee any after-acquired rights, title or interest of Assignor in, to and under the JVA or the Participating Interest other than those that may hereafter be granted pursuant to the Purchase Agreement.
     3. Exception to Assignment. This Assignment shall and does except from its operation the rights of Assignor now existing or hereafter arising pursuant to the Purchase Agreement and pursuant to that certain Rio Tinto Production Royalty Deed of even date herewith, which Rio Tinto Production Royalty Deed reserves to Assignor certain royalty rights with respect to the land within the Area of Interest and is recorded concurrently herewith.
     4. Assumption. Assignee hereby accepts the foregoing assignment and transfer and hereby assumes all liabilities and obligations of Assignor associated with or arising under the JVA or the Participating Interest.
     5. Disclaimer. Except as expressly provided Article 3 of the Purchase Agreement or elsewhere in the Purchase Agreement this “as is, where is” assignment is made with no representations or warranties, express or implied, as to title, ownership, use, possession, merchantability, fitness for a particular purpose, value, mineability, condition, operation, design, capacity or otherwise.
     6. Further Assurances. The parties agree to execute and deliver such additional documents and to take such other actions as may be reasonably necessary to fully accomplish the transfer of interests meant to be effected by this Assignment.
     7. Multiple Counterparts. This Assignment may be executed in multiple counterparts and all counterparts taken together shall be deemed to constitute one and the same document.
     8. Binding Effect. This Assignment shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

2

     IN WITNESS WHEREOF, Assignor and Assignee have executed this Assignment to be effective as of the date first set forth above.

Assignor:

KENNECOTT EXPLORATIONS (AUSTRALIA) LTD., a Delaware corporation

By
Name
Title

Assignee:

BARRICK GOLD FINANCE, INC., a Delaware corporation

By
Name
Title

3

Exhibit A
Area of Interest
[Insert metes and bounds perimeter description of the existing AOI]

4

Exhibit G

AFTER RECORDING, PLEASE RETURN TO:

The undersigned affirms that this document
contains no Social Security Numbers
Quitclaim Deed
     This Quitclaim Deed, dated as of the                      day of                                          , 2008, is from KENNECOTT EXPLORATIONS (AUSTRALIA) LTD., a Delaware corporation (“Grantor”), to BARRICK GOLD FINANCE, INC., a Delaware corporation whose address for purposes of this Quitclaim Deed is                                                                                                                         (“Grantee”).
     WHEREAS Grantor is a party to that certain Amended and Restated Mining Venture Agreement dated as of October 29, 1999, and effective as of January 1, 1998, by and among Placer Cortez Inc. (“PCI”), Placer Dome U.S. Inc. (“PDUS”) and Grantor (the “JVA”); and
     WHEREAS the JVA governs the joint ownership of and conduct of operations on the property encompassed by the area described in Exhibit A hereto (the “Area of Interest”); and
     WHEREAS the JVA provides that Grantor shall have a forty percent (40%) Participating Interest (as such term is defined in the JVA) and a corresponding undivided forty percent (40%) interest, as a tenant-in-common, in the Assets (as such term is defined in the JVA), that PCI shall have a sixty percent (60%) Participating Interest and a corresponding undivided sixty percent (60%) interest, as a tenant-in-common, in the Assets, and that PDUS shall be the Manager (as such term is defined in the JVA) of the joint venture known as the “Cortez Joint Venture”; and
     WHEREAS Barrick Cortez, Inc., a Delaware corporation (“BCI”), has succeeded to PCI’s sixty percent (60%) Participating Interest and a corresponding undivided sixty percent (60%) interest, as a tenant-in-common, in the Assets, and BCI or an affiliate thereof has replaced PDUS as the Manager; and
     WHEREAS Grantor and Grantee have entered into that certain Purchase Agreement dated as of February 21, 2008 (the “Purchase Agreement”), pursuant to which Grantor has agreed to sell, assign, transfer and convey to Grantee Grantor’s forty percent (40%) Participating Interest in the Cortez Joint Venture, together with its corresponding undivided forty percent (40%) interest as a tenant-in-common in and to the Assets, as well as all of Grantor’s right, title and interest in and to any other properties or assets held by Grantor in the Area of Interest except those properties or assets, if any, that were previously offered by Grantor to the Cortez Joint

Venture in accordance with the JVA and refused by the Cortez Joint Venture and excluding the interests of Seller under the Royalty Deed and the Production Royalty reserved under Section 2.3 of the Purchase Agreement;
     NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Grantor does hereby quitclaim to Grantee all of Grantor’s forty percent (40%) undivided interest as a tenant-in-common in and to the properties described in Exhibit B hereto, which properties are located in Lander and Eureka Counties, Nevada, together with a corresponding undivided forty percent (40%) interest in and to all improvements, appurtenances, easements, tenements, benefits, hereditaments, fixtures, and other rights appurtenant to such properties, and together with any and all other real property and real property interests held by Grantor within the Area of Interest except those, if any, that were previously offered by Grantor to the Cortez Joint Venture in accordance with the JVA and refused by the Cortez Joint Venture (collectively, the “Premises”) .
     This Quitclaim Deed is meant to and shall also convey to Grantee any after-acquired rights, title or interest of Grantor in and to the Premises other than those that may hereafter be granted pursuant to the Purchase Agreement.
     Excepting, however, the rights of Grantor now existing or hereafter arising pursuant to the Purchase Agreement and pursuant to that certain Rio Tinto Production Royalty Deed of even date herewith, which Rio Tinto Production Royalty Deed reserves to Grantor certain royalty rights with respect to the Premises and is recorded concurrently herewith.
     IN WITNESS WHEREOF, Grantor has executed this Quitclaim Deed on the date indicated in the acknowledgement below, but effective as of the date first set forth above.
Grantor:

KENNECOTT EXPLORATIONS (AUSTRALIA) LTD., a Delaware corporation

By
Name
Title

2

STATE OF                                           )
                                                              ) ss.
COUNTY OF                                       )
     On this                      day of                                        , 2008, personally appeared before me, a Notary Public,
                                                            , the                                          of KENNECOTT EXPLORATIONS (AUSTRALIA) LTD., a Delaware corporation, who acknowledged that he executed the above instrument on behalf of said corporation.

[seal]
NOTARY PUBLIC, residing in

My commission expires:

3

Exhibit A
Area of Interest
[Insert metes and bounds perimeter description of the existing AOI]

4

Exhibit B
Premises
[Insert listing of all patented claims, fee properties, unpatented mining claims and unpatented millsites within the Area of Interest]

5

Exhibit H

AFTER RECORDING, PLEASE RETURN TO:

The undersigned affirm that this document
contains no Social Security Numbers
Assignment
     This Assignment, dated as of the                      day of                                          , 2008, is from KENNECOTT EXPLORATIONS (AUSTRALIA) LTD., a Delaware corporation (“Assignor”), to BARRICK GOLD FINANCE, INC., a Delaware corporation whose address for purposes of this Assignment is                                                                                                                           (“Assignee”).
     WHEREAS Assignor is a party to that certain Amended and Restated Mining Venture Agreement dated as of October 29, 1999, and effective as of January 1, 1998, by and among Placer Cortez Inc. (“PCI”), Placer Dome U.S. Inc. (“PDUS”) and Assignor (the “JVA”); and
     WHEREAS the JVA governs the joint ownership of and conduct of operations on the property encompassed by the area described in Exhibit A hereto (the “Area of Interest”); and
     WHEREAS the JVA provides that Assignor shall have a forty percent (40%) Participating Interest (as such term is defined in the JVA) and a corresponding undivided forty percent (40%) interest, as a tenant-in-common, in the Assets (as such term is defined in the JVA), that PCI shall have a sixty percent (60%) Participating Interest and a corresponding undivided sixty percent (60%) interest, as a tenant-in-common, in the Assets, and that PDUS shall be the Manager (as such term is defined in the JVA) of the joint venture known as the “Cortez Joint Venture”; and
     WHEREAS the mines and operations owned and operated pursuant to the terms of the Cortez Joint Venture are referred to collectively herein as the “Cortez Mine”; and
     WHEREAS Barrick Cortez, Inc., a Delaware corporation (“BCI”), has succeeded to PCI’s sixty percent (60%) Participating Interest and a corresponding undivided sixty percent (60%) interest, as a tenant-in-common, in the Assets, and BCI or an affiliate thereof has replaced PDUS as the Manager; and
     WHEREAS Assignor and Assignee have entered into that certain Purchase Agreement dated as of February 21, 2008 (the “Purchase Agreement”), pursuant to which Assignor has agreed to sell, assign, transfer and convey to Assignee Assignor’s forty percent (40%)

Participating Interest in the Cortez Joint Venture, together with its corresponding undivided forty percent (40%) interest as a tenant-in-common in and to the Assets, as well as all of Assignor’s right, title and interest in and to any other properties or assets held by Assignor in the Area of Interest except those properties or assets, if any, that were previously offered by Assignor to the Cortez Joint Venture in accordance with the JVA and refused by the Cortez Joint Venture and excluding the interests of Seller under the Royalty Deed and the Production Royalty reserved under Section 2.3 of the Purchase Agreement;
     NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:
     1. Assignment. Assignor hereby assigns, transfers and quitclaims to Assignee all of Assignor’s forty percent (40%) undivided interest as a tenant-in-common in and to the mining leases, royalty agreements, joint venture agreements and other agreements described in Exhibit B hereto, together with a corresponding undivided forty percent (40%) interest in and to all improvements, appurtenances, easements, tenements, benefits, hereditaments, fixtures, and other rights appurtenant to such mining leases, royalty agreements, joint venture agreements and other agreements, and together with all of Assignor’s right, title and interest in and to any other mining leases, royalty agreements, joint venture agreements and other agreements held by Assignor relating to the Cortez Mine or to the Cortez Joint Venture or to the land within the Area of Interest except those, if any, that were previously offered by Grantor to the Cortez Joint Venture in accordance with the JVA and refused by the Cortez Joint Venture (collectively, the “Agreements”), which Agreements pertain to properties located in Lander and Eureka Counties, Nevada.
     2. After-Acquired Interests. This Assignment is meant to and shall also transfer to Assignee any after-acquired rights, title or interest of Assignor in, to and under the Agreements other than those that may hereafter be granted pursuant to the Purchase Agreement.
     3. Third Party Consents. To the extent that any consents are required from third parties prior to assignment or transfer under the terms of any Agreement, this Assignment shall not be deemed effective until such consent has been obtained.
     4. Exception to Assignment. This Assignment shall and does except from its operation the rights of Assignor now existing or hereafter arising pursuant to the Purchase Agreement and pursuant to that certain Rio Tinto Production Royalty Deed of even date herewith, which Rio Tinto Production Royalty Deed reserves to Assignor certain royalty rights with respect to the land within the Area of Interest and is recorded concurrently herewith.
     5. Assumption. Assignee hereby accepts the foregoing assignment and transfer and hereby assumes all liabilities and obligations of Assignor associated with and arising under the Agreements.

2

     6. Disclaimer. Except as expressly provided Article 3 of the Purchase Agreement or elsewhere in the Purchase Agreement this “as is, where is” assignment is made with no representations or warranties, express or implied, as to title, ownership, use, possession, merchantability, fitness for a particular purpose, value, mineability, condition, operation, design, capacity or otherwise.
     7. Further Assurances. The parties agree to execute and deliver such additional documents and to take such other actions as may be reasonably necessary to fully accomplish the transfer of interests meant to be effected by this Assignment, including without limitation the procurement of any required consents.
     8. Multiple Counterparts. This Assignment may be executed in multiple counterparts and all counterparts taken together shall be deemed to constitute one and the same document.
     9. Binding Effect This Assignment shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.
     IN WITNESS WHEREOF, Assignor and Assignee have executed this Assignment on the dates set forth in the acknowledgements below, but effective as of the date first set forth above.

Assignor:

KENNECOTT EXPLORATIONS (AUSTRALIA) LTD., a Delaware corporation

By
Name
Title

Assignee:

BARRICK GOLD FINANCE, INC., a Delaware corporation

By
Name
Title

3

STATE OF                                           )
                                                              ) ss.
COUNTY OF                                       )
     On this                      day of                                        , 2008, personally appeared before me, a Notary Public,
                                                            , the                                           of KENNECOTT EXPLORATIONS (AUSTRALIA) LTD., a Delaware corporation, who acknowledged that he executed the above instrument on behalf of said corporation.

[seal]
NOTARY PUBLIC, residing in

My commission expires:

STATE OF                                          )
                                                             ) ss.
COUNTY OF                                      )
     On this                      day of                                         , 2008, personally appeared before me, a Notary Public,                                                             , the                                           of BARRICK GOLD FINANCE, INC., a Delaware corporation, who acknowledged that he executed the above instrument on behalf of said corporation.

[seal]
NOTARY PUBLIC, residing in

My commission expires:

4

Exhibit A
Area of Interest
[Insert metes and bounds perimeter description of the existing AOI]

5

Exhibit B
Agreements
[List here:
All mining leases within the area of Interest, including a legal description of the leased lands in order to make this document recordable;
The two joint venture agreements to which the Cortez Joint Venture is a party (Buckhorn and Robertson), including a legal description of the subject lands in order to make this document recordable;
The deeds or agreements creating the Royal Gold, Inc. gross smelter returns royalty, the Idaho Successors overriding gross value royalty, the Placer/Kennecott remnant of the Idaho Successors overriding gross value royalty, and the ECM, Inc. net value royalty, as well as the lands covered by such royalties in order to make this document recordable;
All other agreements or contracts pertaining to the Cortez Joint Venture or the Cortez Mine.]

6

Exhibit I
AFTER RECORDING, PLEASE RETURN TO:

The undersigned affirms that this document
contains no Social Security Numbers
Water Rights Deed
     This Water Rights Deed, dated as of the                      day of                                          , 2008, is from KENNECOTT EXPLORATIONS (AUSTRALIA) LTD., a Delaware corporation (“Grantor”), to BARRICK GOLD FINANCE, INC., a Delaware corporation whose address for purposes of this Water Rights Deed is                                                                                                       (“Grantee”).
     WHEREAS Grantor is a party to that certain Amended and Restated Mining Venture Agreement dated as of October 29, 1999, and effective as of January 1, 1998, by and among Placer Cortez Inc. (“PCI”), Placer Dome U.S. Inc. (“PDUS”) and Grantor (the “JVA”); and
     WHEREAS the JVA governs the joint ownership of and conduct of operations on the property encompassed by the area described in Exhibit A hereto (the “Area of Interest”); and
     WHEREAS the JVA provides that Grantor shall have a forty percent (40%) Participating Interest (as such term is defined in the JVA) and a corresponding undivided forty percent (40%) interest, as a tenant-in-common, in the Assets (as such term is defined in the JVA), that PCI shall have a sixty percent (60%) Participating Interest and a corresponding undivided sixty percent (60%) interest, as a tenant-in-common, in the Assets, and that PDUS shall be the Manager (as such term is defined in the JVA) of the joint venture known as the “Cortez Joint Venture”; and
     WHEREAS Barrick Cortez, Inc., a Delaware corporation (“BCI”), has succeeded to PCI’s sixty percent (60%) Participating Interest and a corresponding undivided sixty percent (60%) interest, as a tenant-in-common, in the Assets, and BCI or an affiliate thereof has replaced PDUS as the Manager; and
     WHEREAS Grantor and Grantee have entered into that certain Purchase Agreement dated as of February 21, 2008 (the “Purchase Agreement”), pursuant to which Grantor has agreed to sell, assign, transfer and convey to Grantee Grantor’s forty percent (40%) Participating Interest in the Cortez Joint Venture, together with its corresponding undivided forty percent (40%) interest as a tenant-in-common in and to the Assets, as well as all of Grantor’s right, title and interest in and to any other properties or assets held by Grantor in the Area of Interest except those properties or assets, if any, that were previously offered by Grantor to the Cortez Joint

Venture in accordance with the JVA and refused by the Cortez Joint Venture and excluding the interests of Seller under the Royalty Deed and the Production Royalty reserved under Section 2.3 of the Purchase Agreement;
     NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Grantor does hereby quitclaim, assign and transfer to Grantee all of Grantor’s forty percent (40%) undivided interest as a tenant-in-common in and to the water rights described in Exhibit B hereto, which water rights are located in Lander and Eureka Counties, Nevada, together with a corresponding undivided forty percent (40%) interest in and to all easements, rights-of-way, wells, pumps, utilities, diversion structures, canals, ditches, pipelines, headgates, weirs, and other entitlements, fixtures and facilities used to withdraw, pump, divert, store, transport and use said water rights, and together with any and all other water rights, easements, rights-of-way, wells, pumps, utilities, diversion structures, canals, ditches, pipelines, headgates, weirs, and other entitlements, fixtures and facilities used to withdraw, pump, divert, store, transport and use water held by Grantor anywhere within the Area of Interest except those, if any, that were previously offered by Grantor to the Cortez Joint Venture in accordance with the JVA and refused by the Cortez Joint Venture (collectively, the “Water Rights”).
     This Water Rights Deed is meant to and shall also convey to Grantee any after-acquired rights, title or interest of Grantor in and to the Water Rights other than those that may hereafter be granted pursuant to the Purchase Agreement.
     Excepting, however, the rights of Grantor now existing or hereafter arising pursuant to the Purchase Agreement and pursuant to that certain Rio Tinto Production Royalty Deed of even date herewith, which Rio Tinto Production Royalty Deed reserves to Grantor certain royalty rights with respect to the Premises and is recorded concurrently herewith.
     IN WITNESS WHEREOF, Grantor has executed this Water Rights Deed on the date indicated in the acknowledgement below, but effective as of the date first set forth above.
Grantor:

KENNECOTT EXPLORATIONS (AUSTRALIA)
LTD., a Delaware corporation

By

Name

Title

2

STATE OF                                                             )
                                                                                ) ss.
COUNTY OF                                                         )
     On this                      day of                                         , 2008, personally appeared before me, a Notary Public,                                                     , the                                                              of KENNECOTT EXPLORATIONS (AUSTRALIA) LTD., a Delaware corporation, who acknowledged that he executed the above instrument on behalf of said corporation.

[seal]

NOTARY PUBLIC, residing in

My commission expires:

3

Exhibit A
Area of Interest
[Insert metes and bounds perimeter description of the existing AOI]

4

Exhibit B
Water Rights
[Insert listing of all water rights within the Area of Interest]

5

Exhibit J
AFTER RECORDING, PLEASE RETURN TO:

The undersigned affirm that this document
contains no Social Security Numbers
Assignment of Easements
     This Assignment of Easements (“Assignment”), dated as of the                      day of                                         , 2008, is from KENNECOTT EXPLORATIONS (AUSTRALIA) LTD., a Delaware corporation (“Assignor”), to BARRICK GOLD FINANCE, INC., a Delaware corporation whose address for purposes of this Assignment is                                                                                                       (“Assignee”).
     WHEREAS Assignor is a party to that certain Amended and Restated Mining Venture Agreement dated as of October 29, 1999, and effective as of January 1, 1998, by and among Placer Cortez Inc. (“PCI”), Placer Dome U.S. Inc. (“PDUS”) and Assignor (the “JVA”); and
     WHEREAS the JVA governs the joint ownership of and conduct of operations on the property encompassed by the area described in Exhibit A hereto (the “Area of Interest”); and
     WHEREAS the JVA provides that Assignor shall have a forty percent (40%) Participating Interest (as such term is defined in the JVA) and a corresponding undivided forty percent (40%) interest, as a tenant-in-common, in the Assets (as such term is defined in the JVA), that PCI shall have a sixty percent (60%) Participating Interest and a corresponding undivided sixty percent (60%) interest, as a tenant-in-common, in the Assets, and that PDUS shall be the Manager (as such term is defined in the JVA) of the joint venture known as the “Cortez Joint Venture”; and
     WHEREAS the mines and operations owned and operated pursuant to the terms of the Cortez Joint Venture are referred to collectively herein as the “Cortez Mine”; and
     WHEREAS Barrick Cortez, Inc., a Delaware corporation (“BCI”), has succeeded to PCI’s sixty percent (60%) Participating Interest and a corresponding undivided sixty percent (60%) interest, as a tenant-in-common, in the Assets, and BCI or an affiliate thereof has replaced PDUS as the Manager; and
     WHEREAS Assignor and Assignee have entered into that certain Purchase Agreement dated as of February 21, 2008 (the “Purchase Agreement”), pursuant to which Assignor has agreed to sell, assign, transfer and convey to Assignee Assignor’s forty percent (40%) Participating Interest in the Cortez Joint Venture, together with its corresponding undivided forty percent (40%) interest as a tenant-in-common in and to the Assets, as well as all of Assignor’s right, title and interest in and to any other properties or assets held by Assignor in the Area of Interest except those properties or assets, if any, that were previously offered by Assignor to the Cortez Joint Venture in accordance with the JVA and refused by the Cortez Joint Venture and excluding the interests of Seller under the Royalty Deed and the Production Royalty reserved under Section 2.3 of the Purchase Agreement;
     NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:
     1. Assignment. Assignor hereby assigns, transfers and quitclaims to Assignee all of Assignor’s forty percent (40%) undivided interest as a tenant-in-common in and to all easements and rights-of-way pertaining to the Cortez Mine or to the Cortez Joint Venture or to the land within the Area of Interest, together with a corresponding undivided forty percent (40%) interest in and to all improvements, utilities, appurtenances, fixtures, facilities, tenements, benefits, hereditaments, and other rights appurtenant to such easements and rights of way, and together with all of Assignor’s right, title and interest in and to any other easements, rights-of-way, improvements, utilities, appurtenances, fixtures, facilities, tenements, benefits, hereditaments and other rights appurtenant to such easements and rights of way pertaining to the Cortez Mine or to the Cortez Joint Venture or to the land within the Area of Interest except those, if any, that were previously offered by Grantor to the Cortez Joint Venture in accordance with the JVA and refused by the Cortez Joint Venture (collectively, the “Easements”), which Easements pertain to properties located in Lander and Eureka Counties, Nevada.
     2. After-Acquired Interests. This Assignment is meant to and shall also transfer to Assignee any after-acquired rights, title or interest of Assignor in, to and under the Easements other than those that may hereafter be granted pursuant to the Purchase Agreement.
     3. Exception to Assignment. This Assignment shall and does except from its operation the rights of Assignor now existing or hereafter arising pursuant to the Purchase Agreement or pursuant to that certain Rio Tinto Production Royalty Deed of even date herewith, which Rio Tinto Production Royalty Deed reserves to Assignor certain royalty rights with respect to the land within the Area of Interest and is recorded concurrently herewith.
     4. Assumption. Assignee hereby accepts the foregoing assignment and transfer and hereby assumes all liabilities and obligations of Assignor associated with and arising under the Easements.
     5. Disclaimer. Except as expressly provided Article 3 of the Purchase Agreement or elsewhere in the Purchase Agreement this “as is, where is” assignment is made with no representations or warranties, express or implied, as to title, ownership, use, possession,

2

merchantability, fitness for a particular purpose, value, mineability, condition, operation, design, capacity or otherwise.
     6. Further Assurances. The parties agree to execute and deliver such additional documents and to take such other actions as may be reasonably necessary to fully accomplish the transfer of interests meant to be effected by this Assignment.
     7. Multiple Counterparts. This Assignment may be executed in multiple counterparts and all counterparts taken together shall be deemed to constitute one and the same document.
     8. Binding Effect. This Assignment shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.
     IN WITNESS WHEREOF, Assignor and Assignee have executed this Assignment on the dates set forth in the acknowledgements below, but effective as of the date first set forth above.
Assignor:

KENNECOTT EXPLORATIONS (AUSTRALIA)
LTD., a Delaware corporation

By

Name

Title

Assignee:

BARRICK GOLD FINANCE, INC., a Delaware
corporation

By

Name

Title

3

STATE OF                                                             )
                                                                                ) ss.
COUNTY OF                                                         )
     On this                      day of                                         , 2008, personally appeared before me, a Notary Public,                                                    , the                                                              of KENNECOTT EXPLORATIONS (AUSTRALIA) LTD., a Delaware corporation, who acknowledged that he executed the above instrument on behalf of said corporation.

[seal]

NOTARY PUBLIC, residing in

My commission expires:

STATE OF                                                             )
                                                                                ) ss.
COUNTY OF                                                         )
     On this                      day of                                         , 2008, personally appeared before me, a Notary Public,                                                                                  , the                                                              of BARRICK GOLD FINANCE, INC., a Delaware corporation, who acknowledged that he executed the above instrument on behalf of said corporation.

[seal]

NOTARY PUBLIC, residing in

My commission expires:

4

Exhibit A
Area of Interest
[Insert metes and bounds perimeter description of the existing AOI]

5

Exhibit K
AFTER RECORDING, PLEASE RETURN TO:

The undersigned affirm that this document
contains no Social Security Numbers
Assignment of Permits
     This Assignment of Permits (“Assignment”), dated as of the                      day of                                          , 2008, is from KENNECOTT EXPLORATIONS (AUSTRALIA) LTD., a Delaware corporation (“Assignor”), to BARRICK GOLD FINANCE, INC., a Delaware corporation whose address for purposes of this Assignment is                                                                                      (“Assignee”).
     WHEREAS Assignor is a party to that certain Amended and Restated Mining Venture Agreement dated as of October 29, 1999, and effective as of January 1, 1998, by and among Placer Cortez Inc. (“PCI”), Placer Dome U.S. Inc. (“PDUS”) and Assignor (the “JVA”); and
     WHEREAS the JVA governs the joint ownership of and conduct of operations on the property encompassed by the area described in Exhibit A hereto (the “Area of Interest”); and
     WHEREAS the JVA provides that Assignor shall have a forty percent (40%) Participating Interest (as such term is defined in the JVA) and a corresponding undivided forty percent (40%) interest, as a tenant-in-common, in the Assets (as such term is defined in the JVA), that PCI shall have a sixty percent (60%) Participating Interest and a corresponding undivided sixty percent (60%) interest, as a tenant-in-common, in the Assets, and that PDUS shall be the Manager (as such term is defined in the JVA) of the joint venture known as the “Cortez Joint Venture”; and
     WHEREAS the mines and operations owned and operated pursuant to the terms of the Cortez Joint Venture are referred to collectively herein as the “Cortez Mine”; and
     WHEREAS Barrick Cortez, Inc., a Delaware corporation (“BCI”), has succeeded to PCI’s sixty percent (60%) Participating Interest and a corresponding undivided sixty percent (60%) interest, as a tenant-in-common, in the Assets, and BCI or an affiliate thereof has replaced PDUS as the Manager; and
     WHEREAS Assignor and Assignee have entered into that certain Purchase Agreement dated as of February 21, 2008 (the “Purchase Agreement”), pursuant to which Assignor has agreed to sell, assign, transfer and convey to Assignee Assignor’s forty percent (40%) Participating Interest in the Cortez Joint Venture, together with its corresponding undivided forty percent (40%) interest as a tenant-in-common in and to the Assets, as well as all of Assignor’s right, title and interest in and to any other properties or assets held by Assignor in the Area of Interest except those properties or assets, if any, that were previously offered by Assignor to the Cortez Joint Venture in accordance with the JVA and refused by the Cortez Joint Venture and excluding the interests of Seller under the Royalty Deed and the Production Royalty reserved under Section 2.3 of the Purchase Agreement;
     NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:
     1. Assignment. Assignor hereby assigns, transfers and quitclaims to Assignee all of Assignor’s forty percent (40%) undivided interest as a tenant-in-common in and to all environmental and operating permits, authorizations and approvals relating to the Cortez Mine or to the Cortez Joint Venture or to the land within the Area of Interest, together with a corresponding undivided forty percent (40%) interest in and to all entitlements, authorizations, approvals, consents, benefits, privileges and other rights relating to or arising under such environmental and operating permits, authorizations and approvals, and together with all of Assignor’s right, title and interest in and to any other environmental and operating permits, authorizations, approvals, entitlements, approvals, benefits, consents, privileges and other rights pertaining to the Cortez Mine or to the Cortez Joint Venture or to the land within the Area of Interest except those, if any, that were previously offered by Grantor to the Cortez Joint Venture in accordance with the JVA and refused by the Cortez Joint Venture (collectively, the “Permits”), which Permits pertain to properties located in Lander and Eureka Counties, Nevada.
     2. After-Acquired Interests. This Assignment is meant to and shall also transfer to Assignee any after-acquired rights, title or interest of Assignor in, to and under the Permits other than those that may hereafter be granted pursuant to the Purchase Agreement.
     3. Exception to Assignment. This Assignment shall and does except from its operation the rights of Assignor now existing or hereafter arising pursuant to the Purchase Agreement or pursuant to that certain Rio Tinto Production Royalty Deed of even date herewith, which Rio Tinto Production Royalty Deed reserves to Assignor certain royalty rights with respect to the land within the Area of Interest and is recorded concurrently herewith.
     4. Assumption. Assignee hereby accepts the foregoing assignment and transfer and hereby assumes all liabilities and obligations of Assignor associated with and arising under the Permits.
     5. Disclaimer. Except as expressly provided Article 3 of the Purchase Agreement or elsewhere in the Purchase Agreement this “as is, where is” assignment is made with no representations or warranties, express or implied, as to title, ownership, use, possession,

2

merchantability, fitness for a particular purpose, value, mineability, condition, operation, design, capacity or otherwise.
     6. Further Assurances. The parties agree to execute and deliver such additional documents and to take such other actions as may be reasonably necessary to fully accomplish the transfer of interests meant to be effected by this Assignment.
     7. Multiple Counterparts. This Assignment may be executed in multiple counterparts and all counterparts taken together shall be deemed to constitute one and the same document.
     8. Binding Effect. This Assignment shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.
     IN WITNESS WHEREOF, Assignor and Assignee have executed this Assignment on the dates set forth in the acknowledgements below, but effective as of the date first set forth above.

Assignor:

KENNECOTT EXPLORATIONS (AUSTRALIA) LTD., a Delaware corporation

By

Name

Title

Assignee:

BARRICK GOLD FINANCE, INC., a Delaware corporation

By

Name

Title

3

STATE OF	)

) ss.
COUNTY OF	)

          On this                      day of                                          , 2008, personally appeared before me, a Notary Public,                                                             , the                                           of KENNECOTT EXPLORATIONS (AUSTRALIA) LTD., a Delaware corporation, who acknowledged that he executed the above instrument on behalf of said corporation.

[seal]

NOTARY PUBLIC, residing in

My commission expires:

STATE OF	)

) ss.
COUNTY OF	)

          On this                      day of                                         , 2008, personally appeared before me, a Notary Public,                                                             , the                                                               of BARRICK GOLD FINANCE, INC., a Delaware corporation, who acknowledged that he executed the above instrument on behalf of said corporation.

[seal]

NOTARY PUBLIC, residing in

My commission expires:

4

Exhibit A
Area of Interest
[Insert metes and bounds perimeter description of the existing AOI]

5

Exhibit L
Bill of Sale
     This Bill of Sale, dated as of the            day of                                         , 2008, is from KENNECOTT EXPLORATIONS (AUSTRALIA) LTD., a Delaware corporation (“Seller”), to BARRICK GOLD FINANCE, INC., a Delaware corporation whose address for purposes of this Assignment is                                                              (“Buyer”).
     WHEREAS Seller is a party to that certain Amended and Restated Mining Venture Agreement dated as of October 29, 1999, and effective as of January 1, 1998, by and among Placer Cortez Inc. (“PCI”), Placer Dome U.S. Inc. (“PDUS”) and Seller (the “JVA”); and
     WHEREAS the JVA governs the joint ownership of and conduct of operations on the property encompassed by the area described in Exhibit A hereto (the “Area of Interest”); and
     WHEREAS the JVA provides that Seller shall have a forty percent (40%) Participating Interest (as such term is defined in the JVA) and a corresponding undivided forty percent (40%) interest, as a tenant-in-common, in the Assets (as such term is defined in the JVA), that PCI shall have a sixty percent (60%) Participating Interest and a corresponding undivided sixty percent (60%) interest, as a tenant-in-common, in the Assets, and that PDUS shall be the Manager (as such term is defined in the JVA) of the joint venture known as the “Cortez Joint Venture”; and
     WHEREAS the mines and operations owned and operated pursuant to the terms of the Cortez Joint Venture are referred to collectively herein as the “Cortez Mine”; and
     WHEREAS Barrick Cortez, Inc., a Delaware corporation (“BCI”), has succeeded to PCI’s sixty percent (60%) Participating Interest and a corresponding undivided sixty percent (60%) interest, as a tenant-in-common, in the Assets, and BCI or an affiliate thereof has replaced PDUS as the Manager; and
     WHEREAS Seller and Buyer have entered into that certain Purchase Agreement dated as of February 21, 2008 (the “Purchase Agreement”), pursuant to which Seller has agreed to sell, assign, transfer and convey to Buyer Seller’s forty percent (40%) Participating Interest in the Cortez Joint Venture, together with its corresponding undivided forty percent (40%) interest as a tenant-in-common in and to the Assets, as well as all of Seller’s right, title and interest in and to any other properties or assets held by Seller in the Area of Interest except those properties or assets, if any, that were previously offered by Seller to the Cortez Joint Venture in accordance with the JVA and refused by the Cortez Joint Venture and excluding the interests of Seller under the Royalty Deed and the Production Royalty reserved under Section 2.3 of the Purchase Agreement;
     NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Seller does hereby sell, transfer, convey and assign to Buyer all of Seller’s forty percent (40%) undivided interest as a tenant-in-common in and to all goods, equipment, machinery, processing plants, buildings, structures, mined and crashed ore stockpiles, work-in-process inventories and fluids, precipitate and slag, warehouse inventories, supplies, parts, fixtures, power lines, utility lines, rail lines and spurs, loadout facilities, furniture, furnishings, tools, appliances, drill core, geologic data, maps, files, reports, licenses, intellectual property, prepaid expenses, rights to refunds, books, records, technical information and all other tangible and intangible personal property and Assets pertaining to or located on the Cortez Mine, the Cortez Joint Venture or the land within the Area of Interest, together with all of Seller’s right, title and interest in and to any other such personal property, personal property interests or Assets pertaining to or located on the Cortez Mine, the Cortez Joint Venture or the land within the Area of Interest except those, if any, that were previously offered by Seller to the Cortez Joint Venture in accordance with the JVA and refused by the Cortez Joint Venture (collectively, the “Personal Property”).
     This Bill of Sale is meant to and shall also convey to Grantee any after-acquired rights, title or interest of Seller in and to the Personal Property other than those that may hereafter be granted pursuant to the Purchase Agreement.
     Excepting, however, the rights of Seller now existing or hereafter arising pursuant to the Purchase Agreement or pursuant to that certain Rio Tinto Production Royalty Deed of even date herewith, which Rio Tinto Production Royalty Deed reserves to Seller certain royalty rights with respect to the land within the Area of Interest and is recorded concurrently herewith.
     Except as expressly provided Article 3 of the Purchase Agreement or elsewhere in the Purchase Agreement this “as is, where is” conveyance is made with no representations or warranties, express or implied, as to title, ownership, use, possession, merchantability, fitness for a particular purpose, value, mineability, condition, operation, design, capacity or otherwise.
     Seller agrees to execute and deliver such additional documents and to take such other actions as may be reasonably necessary to fully accomplish the transfer of interests meant to be effected by this Bill of Sale.
     This Bill of Sale shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.
[remainder of page intentionally blank; signature page follows]

2

     IN WITNESS WHEREOF, Seller has executed this Bill of Sale to be effective as of the date first set forth above.

Seller:

KENNECOTT EXPLORATIONS (AUSTRALIA) LTD., a Delaware corporation

By

Name

Title

3

Exhibit A
Area of Interest
[Insert metes and bounds perimeter description of the existing AOI]

4

Exhibit M
AFTER RECORDING, PLEASE RETURN TO:

The undersigned affirms that this document
contains no Social Security Numbers
Conveyance of Royalty Interest
     This Conveyance of Royalty Interest (“Conveyance”), dated as of the            day of                     , 2008, is from KENNECOTT EXPLORATIONS (AUSTRALIA) LTD., a Delaware corporation (“Grantor”), to BARRICK GOLD FINANCE, INC., a Delaware corporation
whose address for purposes of this Conveyance is                                                              (“Grantee”).
     WHEREAS Grantor is a party to that certain Amended and Restated Mining Venture Agreement dated as of October 29, 1999, and effective as of January 1, 1998, by and among Placer Cortez Inc. (“PCI”), Placer Dome U.S. Inc. (“PDUS”) and Grantor (hereinafter referred to as the “JVA”); and
     WHEREAS the JVA governs the joint ownership of and conduct of operations on the property encompassed by the area described in Exhibit A hereto (the “Area of Interest”); and
     WHEREAS the JVA provides that Grantor shall have a forty percent (40%) Participating Interest (as such term is defined in the JVA) and a corresponding undivided forty percent (40%) interest, as a tenant-in-common, in the Assets (as such term is defined in the JVA), that PCI shall have a sixty percent (60%) Participating Interest and a corresponding undivided sixty percent (60%) interest, as a tenant-in-common, in the Assets, and that PDUS shall be the Manager (as such term is defined in the JVA) of the joint venture known as the “Cortez Joint Venture”; and
     WHEREAS Barrick Cortez, Inc., a Delaware corporation (“BCI”), has succeeded to PCI’s sixty percent (60%) Participating Interest and a corresponding undivided sixty percent (60%) interest, as a tenant-in-common, in the Assets, and BCI or an affiliate thereof has replaced PDUS as the Manager; and
     WHEREAS Grantor and Grantee have entered into that certain Purchase Agreement dated as of                                         , 2008 (the “Purchase Agreement”), pursuant to which Grantor has agreed to sell, assign, transfer and convey to Grantee Grantor’s forty percent (40%) Participating Interest in the Cortez Joint Venture, together with its corresponding undivided forty percent (40%) interest as a tenant-in-common in and to the Assets, as well as all of Grantor’s right, title and interest in and to any other properties or assets held by Grantor in the Area of Interest except those properties or assets, if any, that were previously offered by Grantor to the Cortez Joint Venture in accordance with the JVA and refused by the Cortez Joint Venture and excluding the interests of Seller under the Royalty Deed and the Production Royalty reserved under Section 2.3 of the Purchase Agreement;
     NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Grantor does hereby quitclaim to Grantee all of Grantor’s forty percent (40%) undivided interest as a tenant-in-common in and to the overriding gross value royalty interest payable to Grantor under the terms of that certain Correction Special Warranty Deed Conveying Interest in Overriding Royalty dated as of August 9, 1993 and recorded in Lander County in Book 400 at page 458 and in Eureka County in Book 254 at page 001, which royalty is payable on mineral production from the properties described in Exhibit B hereto, which properties are located in Lander and Eureka Counties, Nevada. Grantor also quitclaims and transfers to Grantee any other royalty interests held directly by Grantor or any affiliate of Grantor payable on any property or property interests within the Area of Interest except those, if any, that were previously offered by Grantor to the Cortez Joint Venture in accordance with the JVA and refused by the Cortez Joint Venture (collectively, the “Royalties”).
     This Conveyance is meant to and shall also convey to Grantee any after-acquired rights, title or interest of Grantor in and to the Royalties other than those that may hereafter be granted pursuant to the Purchase Agreement.
     Excepting, however, the rights of Grantor now existing or hereafter arising pursuant to the Purchase Agreement and pursuant to that certain Rio Tinto Production Royalty Deed of even date herewith, which Rio Tinto Production Royalty Deed reserves to Grantor certain royalty rights with respect to the land within the Area of Interest and is recorded concurrently herewith.
     IN WITNESS WHEREOF, Grantor has executed this Conveyance on the date indicated in the acknowledgement below, but effective as of the date first set forth above.

Grantor:

KENNECOTT EXPLORATIONS (AUSTRALIA) LTD., a Delaware corporation

By

Name

Title

2

STATE OF	)

) ss.
COUNTY OF	)

          On this            day of                     , 2008, personally appeared before me, a Notary Public,                                         , the                                           of KENNECOTT EXPLORATIONS (AUSTRALIA) LTD., a Delaware corporation, who acknowledged that he executed the above instrument on behalf of said corporation.

[seal]

NOTARY PUBLIC, residing in

My commission expires:

3

Exhibit A
Area of Interest
[Insert metes and bounds perimeter description of the existing AOI]

4

Exhibit B
[Insert description of the properties on which the royalty is payable]

5

Exhibit N
SELLER’S GUARANTY
     This Seller’s Guaranty (the “Guaranty”), made effective as of [•], 2008 is made by [         ], a [•] corporation (“Guarantor”) in favor of Barrick Gold Finance, Inc., a Delaware corporation (“Beneficiary”).
RECITALS
     A. Beneficiary and Kennecott Explorations (Australia) Ltd., a Delaware corporation (“Seller”) and an [affiliated company] OR [indirect wholly owned subsidiary] of Guarantor, have entered into that certain Purchase Agreement, dated February [•], 2008 (together with the exhibits, annexes and documents incorporated therein by reference, and as may be modified from time to time, the “Purchase Agreement”), pursuant to which Beneficiary has agreed to purchase all of Seller’s rights, titles and interests in and to the Cortez Venture (subject to the reservation of a royalty, as set forth in the Royalty Deed) from Seller (the “Transaction”), all as more fully set forth in the Purchase Agreement.
     B. Capitalized terms used but not defined herein shall have the meanings given to them in the Purchase Agreement.
     C. In consideration of the Purchase Agreement and the benefits to be obtained by Guarantor and Seller thereunder, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Guarantor has agreed to guarantee, all of the liabilities and obligations of Seller under the Agreements, as hereinafter defined.
GUARANTY
     For good and valuable consideration, Guarantor and Beneficiary agree as follows:
     1. Guaranty. Guarantor unconditionally and irrevocably guarantees to the Beneficiary the due and punctual payment and performance of all obligations, covenants, liabilities, indemnities and other agreements (whether known or unknown, accrued, absolute, contingent, determined, determinable or otherwise, and whether to be performed, or relating to or arising from events, occurrences, actions, omissions, operations, facts, circumstances or matters occurring, existing or asserted, before, at or after the date of this Guaranty) agreed to, made, or owed, by Seller to Beneficiary and its Affiliates and their directors, officers, agents and employees under the Purchase Agreement and any other agreements or documents delivered in connection with the Purchase Agreement (the Purchase Agreement and all such other agreements and documents collectively, the “Agreements”) (collectively, the “Liabilities and Obligations”).
     2. Nature of Guaranty. Guarantor agrees that this Guaranty is an absolute, unconditional, present and continuing guarantee of payment and performance, not of collection, and that its obligations under this Guaranty shall be primary obligations, it being agreed by Guarantor that its obligations under this Guaranty shall not be discharged until the payment and performance in full of the Liabilities and Obligations by Seller or Guarantor. Guarantor

expressly waives all rights it may have now or in the future under any statute, or at common law, or at law or in equity, or otherwise, to compel the Beneficiary to proceed in respect of the Liabilities and Obligations against Seller or any other party or against any security for the payment and performance of the Liabilities and Obligations before proceeding against, or as a condition to proceeding against, Guarantor. In no event shall the Beneficiary have any obligation (although it is entitled, at its option) to proceed against Seller before seeking satisfaction from Guarantor. The Beneficiary may proceed under any of the Agreements, prior or subsequent to, or simultaneously with, the enforcement of the Beneficiary’s rights hereunder.
     3. Waiver. Guarantor unconditionally waives, to the fullest extent permitted by law, (a) notice of any matters described herein, (b) all notices which may be required by statute, rule or law to preserve intact any rights against Guarantor, including, without limitation, any demand, presentment and protest, proof of notice of nonpayment under the Agreements and notice of default or any failure of Seller and its Affiliates and its and their successors and assigns to perform or comply with any term, covenant or condition of the Agreements, (c) any requirement of diligence or to exhaust any remedies or to mitigate damages resulting from default under the Agreements, (d) any defense based on any statute of limitations, and (e) any other circumstance whatsoever which might otherwise constitute a legal or equitable discharge, release or defense of a guarantor or surety or which might otherwise limit recourse against Guarantor. Beneficiary, in its sole discretion, may, without any prejudice to its rights under this Guaranty, at any time or times, without notice to or the consent of Guarantor, modify or amend (with the consent of the Seller) the Liabilities and Obligations under the Agreements. The provisions of this Guaranty are for the benefit of the Beneficiary, and nothing herein contained shall impair, as between Seller and the Beneficiary, the obligations of Seller under the Agreements.
     4. Continued Effectiveness. This Guaranty shall remain in full force and effect and continue to be effective in the event any petition is filed by or against Seller or Guarantor for dissolution, liquidation or reorganization; in the event Seller or Guarantor becomes insolvent or makes an assignment for the benefit of creditors; in the event a receiver or trustee is appointed for all or any significant part of Seller’s or Guarantor’s assets; and shall continue to be effective or be reinstated, as the case may be, if at any time payment and performance of the Liabilities and Obligations, or any part hereof, is, pursuant to applicable law, rescinded or reduced in amount, or must otherwise be restored or returned by the Beneficiary, whether as a “voidable preference,” “fraudulent conveyance,” or otherwise, all as though such payment or performance had not been made. In the event that any payment, or any part thereof, is rescinded, reduced, restored or returned, the Liabilities and Obligations shall be reinstated and deemed reduced only by such amount paid or performed and not so rescinded, reduced, restored or returned.
     5. Miscellaneous.
     (a) Representations and Warranties. Guarantor hereby represents and warrants to the Beneficiary as of the date hereof that:
     (i) Authority. Guarantor possesses full corporate power and authority to execute and deliver this Guaranty and to guarantee the Liabilities and Obligations in accordance with the provisions hereof. The execution and delivery of this Guaranty has been duly authorized by all requisite corporate action on the part of Guarantor. This Guaranty has

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been duly and validly executed and delivered by Guarantor and constitutes the legal, valid and binding obligation of each of Guarantor, enforceable against Guarantor in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency or other similar laws from time to time in effect which affect the enforcement of creditors’ rights generally and by general principles of equity.
     (ii) No Violation. The execution and delivery of this Guaranty by Guarantor and the performance by Guarantor under this Guaranty do not (a) violate any provision of Guarantor’s certificate of incorporation or by-laws or, (b) violate, in any material respect, any material law or regulation of any Governmental Authority, (c) require any material consent or approval of, or filing with, any Governmental Authority which has not been obtained or (d) result in a material breach of any provision of, or require the consent or approval of any third party which has not been obtained under, the terms of any material contract or agreement to which Guarantor is a party.
     (b) Succession and Assignment. This Guaranty shall inure to the benefit of the Beneficiary and its successors and assigns and shall be binding on Guarantor and its successors and permitted assigns. Guarantor shall not assign, delegate or otherwise transfer its obligations hereunder, in whole or in part, and any attempt to so transfer in violation of the foregoing shall be void ab initio. Guarantor acknowledges and agrees that Beneficiary may assign its rights hereunder to any of its Affiliates.
     (c) Headings. The section headings contained in this Guaranty are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Guaranty.
     (d) Notices. All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given if (and then three business days after) it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:
If to Beneficiary:
Barrick Gold Finance, Inc.

Attention:
With a copy to:

Attention:
If to Guarantor:

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Attention:
With copies to:
Kennecott Explorations (Australia) Ltd.
2711 Centerville Road, Suite 400
Wilmington, Delaware 19808
Attention: President
With a copy to:
Kennecott Explorations (Australia) Ltd.
c/o
224 North 2200 West
Salt Lake City, Utah 84116
Attention: President
Any notice, request, demand, claim, or other communication hereunder may be sent to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Guarantor’s and Beneficiary’s respective addresses set forth in this Section may be changed by written notice given to the other party in accordance with this Section.
     (e) Law of Agreement; Exclusive Jurisdiction. This Guaranty shall be interpreted and construed under and in accordance with the law of Nevada applicable to contracts made and to be performed wholly within the State of Nevada, without giving effect to any of the conflicts of law provisions thereunder.
     (f) Consent To Jurisdiction. For all purposes of this Guaranty, and for all purposes of any claim arising out of or relating to the transactions contemplated hereby or for recognition or enforcement of any judgment, Guarantor hereby submits to the exclusive personal jurisdiction and venue of the courts of the State of Nevada located in Reno, Nevada, and the federal courts of the United States sitting in Reno, Nevada (and any appellate court from any such state or federal court), and hereby irrevocably and unconditionally agrees that all matters with respect to any such claim may be heard and determined in such Nevada court or, to the extent permitted by law, in such federal court. Guarantor agrees that a final judgment in any such claim shall be conclusive and may be enforced in any other jurisdiction by suit on the judgment or in any other manner provided by law. Guarantor hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Guaranty or any related matter in any such Nevada court or federal court sitting in Reno, Nevada and the defense of an inconvenient forum to the maintenance of such claim in any such court.
     (g) Service of Process. (1) The parties hereto hereby designate, appoint and empower the persons referred to below as their respective authorized agents to accept, receive and

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acknowledge, for and on behalf of each such party and its properties and revenues, service of any and all process which may be served in any action, suit or proceeding of the nature referred to above, which appointment shall be irrevocable during the term of this Guaranty:
      (i) Agent on behalf of Seller:                                                                  ; and
      (ii) Agent on behalf of Beneficiary:                                                                  .
     (2) Each of the parties further agrees that such service of process may be made personally or by delivering a copy of the summons and complaint or other legal process in any such legal suit, action or proceeding to such party in care of its agent designated above at the aforesaid address, and such agent is hereby authorized to accept, receive and acknowledge the same for and on behalf of such party and to admit service and respect thereto; and
     (3) Each party hereto agrees that it will at all times continuously maintain an agent to receive service of process in the United States on behalf of itself and its properties and revenues, and, in the event that for any reason its agent designated above shall not serve as agent to receive service of process on its behalf, each such party shall promptly appoint a successor satisfactory to the other parties, advise the other parties thereof, and deliver to the other parties evidence in writing of the successor agent’s acceptance of such appointment. The foregoing provisions constitute, among other things, a special arrangement for service between the parties to this Guaranty for the purposes of 28 U.S.C. § 1608.
     (h) WAIVER OF RIGHT TO JURY TRIAL. GUARANTOR AND, BY ITS ACCEPTANCE OF THIS GUARANTY, BENEFICIARY, EACH IRREVOCABLY WAIVES ALL RIGHTS TO A JURY TRIAL IN ANY ACTION, SUIT, OR PROCEEDING OF ANY KIND DIRECTLY OR INDIRECTLY ARISING OUT OF OR IN ANY WAY RELATING TO THIS GUARANTY. THE JURY TRIAL WAIVER CONTAINED IN THIS SECTION IS INTENDED TO APPLY, TO THE FULLEST EXTENT PERMITTED BY LAW, TO ANY AND ALL DISPUTES AND CONTROVERSIES THAT ARISE OUT OF OR IN ANY WAY RELATE TO ANY OR ALL OF THE MATTERS DESCRIBED IN THE PRECEDING SENTENCE, INCLUDING WITHOUT LIMITATION CONTRACT CLAIMS, TORT CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS OF ANY KIND. THIS GUARANTY MAY BE FILED WITH ANY COURT OF COMPETENT JURISDICTION AS GUARANTOR’S WRITTEN CONSENT TO GUARANTOR’S WAVER OF A JURY TRIAL.
     (i) Amendments and Waivers. No amendment of any provision of this Guaranty shall be valid unless the same shall be in writing and signed by Guarantor and Beneficiary. No waiver by Beneficiary of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

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     (j) Severability. Any term or provision of this Guaranty that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.
     (k) Construction. Guarantor and Beneficiary have participated jointly in the negotiation and drafting of this Guaranty. In the event an ambiguity or question of intent or interpretation arises, this Guaranty shall be construed as if drafted jointly by Guarantor and Beneficiary and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Guaranty. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word “including” shall mean including without limitation
     (l) Entire Agreement. This Guaranty (including the documents referred to herein), and the Agreements (and Exhibits, Annexes and Schedules thereto) constitute the entire agreement between Guarantor and Beneficiary relating to the Transaction and supersede any other prior understandings, agreements, or representations made by or among the Guarantor or the Beneficiary, written or oral, to the extent they have related in any way to the subject matter hereof.
[remainder of page intentionally left blank; signature page follows]

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     IN WITNESS WHEREOF, Guarantor has executed this Guaranty to be effective as of the day and year first above written.

GUARANTOR:

By:

Name:
Title:

By:

Name:
Title:
ATTEST:
     I,           , in my capacity as [Secretary] of                     , hereby certify that (i)                      is the duly elected, qualified and acting                      of                     , (ii)                      is the duly elected, qualified and acting                      of                      and that (iii) the signatures appearing above are the genuine signatures of each such person.

Name:
Title: Secretary,

7

Exhibit O
PURCHASER’S GUARANTY
     This Purchaser’s Guaranty (the “Guaranty”), made effective as of [•], 2008 is made by [                     ], a [•] corporation (“Guarantor”) in favor of Kennecott Explorations (Australia) Ltd., a Delaware corporation (“Beneficiary”).
RECITALS
     A. Beneficiary and Barrick Gold Finance, Inc., a Delaware corporation (“Purchaser”) and an [affiliated company] OR [indirect wholly owned subsidiary] of Guarantor, have entered into that certain Purchase Agreement, dated February [•], 2008 (together with the exhibits, annexes and documents incorporated therein by reference, and as may be modified from time to time, the “Purchase Agreement”), pursuant to which Beneficiary has agreed to sell all of its rights, titles and interests in and to the Cortez Venture (subject to the reservation of a royalty, as set forth in the Royalty Deed) to Purchaser and Purchaser has agreed to assume certain liabilities and obligations of Beneficiary and its Affiliates with respect to the Cortez Venture (the “Transaction”), all as more fully set forth in the Purchase Agreement.
     B. Capitalized terms used but not defined herein shall have the meanings given to them in the Purchase Agreement.
     C. In consideration of the Purchase Agreement and the benefits to be obtained by Guarantor and Purchaser thereunder, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Guarantor has agreed to guarantee, all of the liabilities and obligations of Purchaser under the Agreements, as hereinafter defined.
GUARANTY
     For good and valuable consideration, Guarantor and Beneficiary agree as follows:
     1. Guaranty. Guarantor unconditionally and irrevocably guarantees to the Beneficiary the due and punctual payment and performance of all obligations, covenants, liabilities, indemnities and other agreements (whether known or unknown, accrued, absolute, contingent, determined, determinable or otherwise, and whether to be performed, or relating to or arising from events, occurrences, actions, omissions, operations, facts, circumstances or matters occurring, existing or asserted, before, at or after the date of this Guaranty) agreed to, made, or owed, by Purchaser to Beneficiary and its Affiliates and their directors, officers, agents and employees under each of the Purchase Agreement and any other agreements or documents delivered in connection with the Purchase Agreement (the Purchase Agreement and all such other agreements and documents, including without limitation, the Assumption Agreement and the Royalty Deed, collectively, the “Agreements”) (collectively, the “Liabilities and Obligations”).
     2. Nature of Guaranty. Guarantor agrees that this Guaranty is an absolute, unconditional, present and continuing guarantee of payment and performance, not of collection,

and that its obligations under this Guaranty shall be primary obligations, it being agreed by Guarantor that its obligations under this Guaranty shall not be discharged until the payment and performance in full of the Liabilities and Obligations by Purchaser or Guarantor. Guarantor expressly waives all rights it may have now or in the future under any statute, or at common law, or at law or in equity, or otherwise, to compel the Beneficiary to proceed in respect of the Liabilities and Obligations against Purchaser or any other party or against any security for the payment and performance of the Liabilities and Obligations before proceeding against, or as a condition to proceeding against, Guarantor. In no event shall the Beneficiary have any obligation (although it is entitled, at its option) to proceed against Purchaser before seeking satisfaction from Guarantor. The Beneficiary may proceed under any of the Agreements, prior or subsequent to, or simultaneously with, the enforcement of the Beneficiary’s rights hereunder.
     3. Waiver. Guarantor unconditionally waives, to the fullest extent permitted by law, (a) notice of any matters described herein, (b) all notices which may be required by statute, rule or law to preserve intact any rights against Guarantor, including, without limitation, any demand, presentment and protest, proof of notice of nonpayment under the Agreements and notice of default or any failure of Purchaser and its Affiliates and its and their successors and assigns to perform or comply with any term, covenant or condition of the Agreements, (c) any requirement of diligence or to exhaust any remedies or to mitigate damages resulting from default under the Agreements, (d) any defense based on any statute of limitations, and (e) any other circumstance whatsoever which might otherwise constitute a legal or equitable discharge, release or defense of a guarantor or surety or which might otherwise limit recourse against Guarantor. Beneficiary, in its sole discretion, may, without any prejudice to its rights under this Guaranty, at any time or times, without notice to or the consent of Guarantor, modify or amend (with the consent of the Purchaser) the Liabilities and Obligations under the Agreements. The provisions of this Guaranty are for the benefit of the Beneficiary, and nothing herein contained shall impair, as between Purchaser and the Beneficiary, the obligations of Purchaser under the Agreements.
     4. Continued Effectiveness. This Guaranty shall remain in full force and effect and continue to be effective in the event any petition is filed by or against Purchaser or Guarantor for dissolution, liquidation or reorganization; in the event Purchaser or Guarantor becomes insolvent or makes an assignment for the benefit of creditors; in the event a receiver or trustee is appointed for all or any significant part of Purchaser’s or Guarantor’s assets; and shall continue to be effective or be reinstated, as the case may be, if at any time payment and performance of the Liabilities and Obligations, or any part hereof, is, pursuant to applicable law, rescinded or reduced in amount, or must otherwise be restored or returned by the Beneficiary, whether as a “voidable preference,” “fraudulent conveyance,” or otherwise, all as though such payment or performance had not been made. In the event that any payment, or any part thereof, is rescinded, reduced, restored or returned, the Liabilities and Obligations shall be reinstated and deemed reduced only by such amount paid or performed and not so rescinded, reduced, restored or returned.
     5. Miscellaneous.
     (a) Representations and Warranties. Guarantor hereby represents and warrants to the Beneficiary as of the date hereof that:

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     (i) Authority. Guarantor possesses full corporate power and authority to execute and deliver this Guaranty and to guarantee the Liabilities and Obligations in accordance with the provisions hereof. The execution and delivery of this Guaranty has been duly authorized by all requisite corporate action on the part of Guarantor. This Guaranty has been duly and validly executed and delivered by Guarantor and constitutes the legal, valid and binding obligation of each of Guarantor, enforceable against Guarantor in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency or other similar laws from time to time in effect which affect the enforcement of creditors’ rights generally and by general principles of equity.
     (ii) No Violation. The execution and delivery of this Guaranty by Guarantor and the performance by Guarantor under this Guaranty do not (a) violate any provision of Guarantor’s certificate of incorporation or by-laws or, (b) violate, in any material respect, any material law or regulation of any Governmental Authority, (c) require any material consent or approval of, or filing with, any Governmental Authority which has not been obtained or (d) result in a material breach of any provision of, or require the consent or approval of any third party which has not been obtained under, the terms of any material contract or agreement to which Guarantor is a party.
     (b) Succession and Assignment. This Guaranty shall inure to the benefit of the Beneficiary and its successors and assigns and shall be binding on Guarantor and its successors and permitted assigns. Guarantor shall not assign, delegate or otherwise transfer its obligations hereunder, in whole or in part, and any attempt to so transfer in violation of the foregoing shall be void ab initio. Guarantor acknowledges and agrees that Beneficiary may assign its rights hereunder to any of its Affiliates.
     (c) Headings. The section headings contained in this Guaranty are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Guaranty.
     (d) Notices. All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given if (and then three business days after) it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:
If to Beneficiary:
Kennecott Explorations (Australia) Ltd.
2711 Centerville Road, Suite 400
Wilmington, Delaware 19808
Attention: President
With a copy to:
Kennecott Explorations (Australia) Ltd.
c/o
224 North 2200 West
Salt Lake City, Utah 84116
Attention: President

3

If to Guarantor:

Attention:
With a copy to:

Attention:
Any notice, request, demand, claim, or other communication hereunder may be sent to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Guarantor’s and Beneficiary’s respective addresses set forth in this Section may be changed by written notice given to the other party in accordance with this Section.
     (e) Law of Agreement; Exclusive Jurisdiction. This Guaranty shall be interpreted and construed under and in accordance with the law of Nevada applicable to contracts made and to be performed wholly within the State of Nevada, without giving effect to any of the conflicts of law provisions thereunder.
     (f) Consent To Jurisdiction. For all purposes of this Guaranty, and for all purposes of any claim arising out of or relating to the transactions contemplated hereby or for recognition or enforcement of any judgment, Guarantor hereby submits to the exclusive personal jurisdiction and venue of the courts of the State of Nevada located in Reno, Nevada, and the federal courts of the United States sitting in Reno, Nevada (and any appellate court from any such state or federal court), and hereby irrevocably and unconditionally agrees that all matters with respect to any such claim may be heard and determined in such Nevada court or, to the extent permitted by law, in such federal court. Guarantor agrees that a final judgment in any such claim shall be conclusive and may be enforced in any other jurisdiction by suit on the judgment or in any other manner provided by law. Guarantor hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Guaranty or any related matter in any such Nevada court or federal court sitting in Reno, Nevada and the defense of an inconvenient forum to the maintenance of such claim in any such court.
     (g) Service of Process. (1) The parties hereto hereby designate, appoint and empower the persons referred to below as their respective authorized agents to accept, receive and acknowledge, for and on behalf of each such party and its properties and revenues, service of any and all process which may be served in any action, suit or proceeding of the nature referred to

4

above, which appointment shall be irrevocable during the term of this Guaranty:
     (i) Agent on behalf of Purchaser:                                         ; and
     (ii) Agent on behalf of Beneficiary:                                         .
     (2) Each of the parties further agrees that such service of process may be made personally or by delivering a copy of the summons and complaint or other legal process in any such legal suit, action or proceeding to such party in care of its agent designated above at the aforesaid address, and such agent is hereby authorized to accept, receive and acknowledge the same for and on behalf of such party and to admit service and respect thereto; and
     (3) Each party hereto agrees that it will at all times continuously maintain an agent to receive service of process in the United States on behalf of itself and its properties and revenues, and, in the event that for any reason its agent designated above shall not serve as agent to receive service of process on its behalf, each such party shall promptly appoint a successor satisfactory to the other parties, advise the other parties thereof, and deliver to the other parties evidence in writing of the successor agent’s acceptance of such appointment. The foregoing provisions constitute, among other things, a special arrangement for service between the parties to this Guaranty for the purposes of 28 U.S.C. § 1608.
     (h) WAIVER OF RIGHT TO JURY TRIAL. GUARANTOR AND, BY ITS ACCEPTANCE OF THIS GUARANTY, BENEFICIARY, EACH IRREVOCABLY WAIVES ALL RIGHTS TO A JURY TRIAL IN ANY ACTION, SUIT, OR PROCEEDING OF ANY KIND DIRECTLY OR INDIRECTLY ARISING OUT OF OR IN ANY WAY RELATING TO THIS GUARANTY. THE JURY TRIAL WAIVER CONTAINED IN THIS SECTION IS INTENDED TO APPLY, TO THE FULLEST EXTENT PERMITTED BY LAW, TO ANY AND ALL DISPUTES AND CONTROVERSIES THAT ARISE OUT OF OR IN ANY WAY RELATE TO ANY OR ALL OF THE MATTERS DESCRIBED IN THE PRECEDING SENTENCE, INCLUDING WITHOUT LIMITATION CONTRACT CLAIMS, TORT CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS OF ANY KIND. THIS GUARANTY MAY BE FILED WITH ANY COURT OF COMPETENT JURISDICTION AS GUARANTOR’S WRITTEN CONSENT TO GUARANTOR’S WAVER OF A JURY TRIAL.
     (i) Amendments and Waivers. No amendment of any provision of this Guaranty shall be valid unless the same shall be in writing and signed by Guarantor and Beneficiary. No waiver by Beneficiary of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.
     (j) Severability. Any term or provision of this Guaranty that is invalid or

5

unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.
     (k) Construction. Guarantor and Beneficiary have participated jointly in the negotiation and drafting of this Guaranty. In the event an ambiguity or question of intent or interpretation arises, this Guaranty shall be construed as if drafted jointly by Guarantor and Beneficiary and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Guaranty. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word “including” shall mean including without limitation
     (l) Entire Agreement. This Guaranty (including the documents referred to herein), and the Agreements (and Exhibits, Annexes and Schedules thereto) constitute the entire agreement between Guarantor and Beneficiary relating to the Transaction and supersede any other prior understandings, agreements, or representations made by or among the Guarantor or the Beneficiary, written or oral, to the extent they have related in any way to the subject matter hereof.
[remainder of page intentionally left blank; signature page follows]

6

     IN WITNESS WHEREOF, Guarantor has executed this Guaranty to be effective as of the day and year first above written.

GUARANTOR:

By:
Name:
Title:

By:

Name:
Title:
ATTEST:
     I,                     , in my capacity as [Secretary] of                     , hereby certify that (i)                       is the duly elected, qualified and acting                      of                     , (ii)                      is the duly elected, qualified and acting                      of                      and that (iii) the signatures appearing above are the genuine signatures of each such person.

Name:
Title: Secretary,

7

EXHIBIT P
Part 7. The “Cortez Joint Venture Area of Interest” is described as follows:
Beginning at a point which is the southeast corner of section 1, Township 24 North, Range 48 1/2 East, Mt. Diablo Baseline and Meridian (MDBM);
Thence west along the section lines to the northeast corner of section 4, Township 24 North, Range 47 East, (MDBM);
Thence south along the section line to the southeast corner of section 4, Township 24 “North, Range 47 East;
Thence west along the section lines to the southwest corner of section 1, Township 24 North, Range 46 East;
Thence north along the section lines to the northeast corner of section 35, Township 25 North, Range 46 East;
Thence west along the section line to the northwest corner of section 35, Township 25 North, Range 46 East;
Thence north along the section line to the northeast corner of section 27, Township 25 North, Range 46 East;
Thence west along the section line to the northwest corner of section 27, Township 25 North, Range 46 East;
Thence north along the section lines to the northwest corner of section 3, Township 25 North, Range 46 East;
Thence east along the section lines to the southwest corner of section 36, Township 26 North, Range 46 East;
Thence north along the section lines to the northwest corner of section 1, Township 26 North, Range 46 East;
Thence west along the section lines to the southwest corner of section 35, Township 27 North, Range 44 East;
Thence north along the section lines to the northwest corner of section 2, Township 30 North, Range 44 East; .
Thence east along the section lines to the northeast corner of section 4, Township 30 North, Range 47 East;
Thence south along the section lines to the southeast corner of section 33, Township 30 North, Range 47 East;
Thence east along the section lines to the southwest corner of section 33, Township 30 North, Range 50 East;
Thence north along the section lines to the northwest corner of section 9, Township 30 North, Range 50 East;
Thence east along the section lines to the northeast corner of section 12, Township 30 North, Range 50 East;
Thence south along the section lines to the southeast corner of section 36, Township 30 North, Range 50 East;
Thence east along the section line to the northeast corner of section 1, Township 29 North, Range 50 East;
Thence south along the section lines to the northwest corner of section 31, Township 29 North, Range 51 East;
Thence east along the section line to the northeast corner of section 31, Township 29 North, Range 51 East;
Thence south along the section line to the southeast corner of section 31, Township 29 North, Range 51 East;

Thence east along the section line to the northeast corner of section 5, Township 28 North, Range 51 East;
Thence south along the section line to the southeast corner of section 5, Township 28 North, Range 51 East;
Thence east along the section line to the northeast corner of section 9, Township 28 North, Range 51 East;
Thence south along the section line to the southeast corner of section 9, Township 28 North, Range 51 East;
Thence west along the section lines to the northeast corner of section 13, Township 28 North, Range 50 East;
Thence south along the section line to the southeast corner of section 13, Township 28 North, Range 50 East;
Thence west along the section line to the northeast corner of section 23, Township 28 North, Range 50 East;
Thence south along the section line to the southeast corner of section 23, Township 28 North, Range 50 East;
Thence east along the section lines to the northeast corner of section 30, Township 28 North, Range 51 East;
Thence south along the section lines to the southeast corner of section 19, Township 27 North, Range 51 East;
Thence west along the section line to the southwest corner of section 24, Township 27 North, Range 50 East;
Thence south along the section lines to the southeast corner of section 35, Township 27 North, Range 50 East;
Thence west along the section line to the southwest corner of section 34, Township 27 North, Range 50 East;
Thence south along the section line to the southeast corner of section 16, Township 26 North, Range 50 East;
Thence west along the section lines to the southwest corner of section 17, Township 26 North, Range 50 East;
Thence south along the section line to the southeast corner of section 19, Township 26 North, Range 50 East;
Thence west along the section line to the northeast corner of section 25, Township 26 North, Range 49 East;
Thence south along” the section line to the southeast corner of section 36, Township 26 North, Range 49 East;
Thence west along the section line to the northeast corner of section 4, Township 25 North, Range 49 East;
Thence south along the section lines to the southeast corner of section 9, Township 25 North, Range 49 East;
Thence west along the section lines to the southeast corner of section 12, Township 25 North, Range 48 1/2 East;
Thence south along the section lines to the point of beginning, which is the southeast corner of section 1, Township 24 North, Range 48 1/2 East.
As of 9/7/05

Exhibit R
To
Purchase Agreement
TAX AUDITS
Rio Tinto Group is designated by the IRS as an LMSB taxpayer. As such, Rio Tinto Group is effectively subject to a continuous audit process. The current audit cycle includes the tax years 2003 through 2005. In addition, the tax years 2000 through 2002 are currently at the appeals level with the IRS.
As of the date of this disclosure, Rio Tinto Group has not received any formal notice of income tax audit with respect to any State. Furthermore, as of the date of this disclosure, no member of the Rio Tinto Group is currently under a State Income tax audit. Outside the formal audit process, ongoing informal telephone conversation with certain states continue to take place in the normal course of business.